82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME VRI Biomedical Limited

*CURRENT ADDRESS Level 11, BGC Centre
28 The Esplanade
Perth, WA 6000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

FILE NO. 82- 34683 FISCAL YEAR 6/30/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☑	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: GBS

DATE : 9/20/02

P R O S P E C T U S

VRI BioMedical


02 AUG 15 AM 10:21

VRI BioMedical Ltd

ACN 084 464 193

For an offer of 10,000,000 Shares at an issue price of $0.75c per Share, with the capacity to accept over subscriptions for a further 6,000,000 Shares.

This is an important document and should be read in its entirety, together with the Application Form attached to this Prospectus. If you do not fully understand it, or are in doubt as to how to deal with it, you should consult your solicitor, accountant or other professional adviser.

Corporate Directory



Directors

Mr Leon Ivory	Executive Chairman & Chief Executive Officer
Professor Robert Clancy	Executive Director
Mr Anthony Barton	Non Executive Director
Mr Ken Baxter	Non Executive Director
Professor Jack Cade	Non Executive Director
Mr Kim Robert Slatyer	Non Executive Director

Company Secretary
Mrs Denise Young

Registered Office
C/- Charters & Co
8th Floor, 19 Pier Street
Perth WA 6000

Accountant and Tax Adviser
Charters & Co
8th Floor, 19 Pier Street
Perth WA 6000

Auditor and Independent Accountant
Ernst & Young
Level 34, Central Park
152 St George's Terrace
Perth WA 6000

Underwriter
DJ Carmichael Pty Limited
Level 11, Allendale Square
77 St George's Terrace
Perth WA 6000
Telephone: (08) 9263 5200
Facsimile: (08) 9263 5282

Corporate Head Office
Level 23, St Martin's Tower
44 St George's Terrace
Perth WA 6000
Telephone: (61 8) 9268 2443
Facsimile: (61 8) 9268 2470

Share Registry
Computershare Registry Services
Level 2, Reserve Bank Building
45 St George's Terrace
Perth WA 6000

Patent & Trade Mark Attorney
Baldwin Shelston Waters
Level 21, Westpac Plaza
60 Margaret Street
Sydney NSW 2000

Solicitor
Freehills
Level 22, AMP Building
140 St George's Terrace
Perth WA 6000

Broker to the Issue
ABN AMRO Morgans Limited
Level 29, Riverside Centre
123 Eagle Street
Brisbane Qld 4000
Telephone: (07) 3334 4888
Facsimile: (07) 3831 0593

VRI BioMedical

Table of Contents

Table of Contents

Table of Contents

No person is authorised to give any information or to make any representation regarding the Offer. Any information or representation in relation to the Offer, which is not contained in this Prospectus, may not be relied upon as having been authorised *by the Company or its Directors. Defined terms and abbreviations used in this Prospectus are explained in the Glossary of Terms.*

Chairman's Letter

Dear Investor

I am delighted to offer you a unique opportunity to invest in an exciting company and share in its future potential. VRI BioMedical is a biotechnology company with a difference. We have a different approach to our research and development and a different philosophy within our business model.

Our research and development is based around developing ideas into products using lower cost, biologically driven technology which minimises the risks and pitfalls of research and development inherent with the traditional "New Chemical Entity" biotechnology companies.

Our current project portfolio is based around the established and recognised strengths of our research and development team in mucosal immunology. These projects are characterised by being well advanced in development and we have reasonable grounds to expect they should be commercialised within a few years.

The philosophy of VRI BioMedical's business model is to concentrate on three pillars which we believe are, and will be, the keys to our success. First, to focus on niche areas where there is little or no known competition. Second, to maintain a portfolio of projects to reduce risk and maximise our chances of producing significant commercial outcomes. Finally, to analyse every potential project rigorously to ensure that a market exists for the resulting products.

Capital raised under this Offer is to be used to commercialise our current projects with the intention of bringing those projects to appropriate markets while allowing further innovative research to continue on new projects.

I commend this investment opportunity to you.

Yours faithfully

Leon Ivory

Executive Chairman

Section 1: Investment Overview

1.1 Overview of VRI BioMedical

VRI BioMedical was incorporated in 1998 to facilitate the commercialisation of innovative biotechnological projects in the area of mucosal dysfunction.

The mucosal surfaces line the internal cavities of the body, separating them from the outside world. A highly sophisticated immune mechanism protects these exposed surfaces from the "dangers" of the environment. Secretions such as saliva carry molecules which inform on the activity of these defence processes, providing a unique opportunity to develop diagnostic tests.

Twenty five years ago, Professor Robert Clancy (founding director and head of R&D at VRI BioMedical), working with Professor John Bienenstock and his team discovered the mechanism of control and communication between the different mucosal surfaces (eg the gut, the respiratory tract and the reproductive system).

They showed that communication between the different mucosal surfaces was mediated by lymphocytes generated within lymphoid structures (called Peyer's patches) located in the wall of the small intestine. Thus oral (but not injected) vaccines can directly access and activate the Peyer's patch cells to induce immunity throughout the different mucosal surfaces. This was called "the common mucosal system".

Professor Clancy and his team at the University of Newcastle were the first to exploit this discovery in man by developing the first oral therapeutic vaccine (to reduce the incidence of acute bronchitis in subjects with chronic lung disease) in 1985.

Eight years later, Professor Clancy and his team at the University of Newcastle showed that secretions such as saliva contained antibodies generated by infection at different mucosal sites (eg *H.pylori* infection of the stomach), between the stomach and the salivary glands to reflect activity of the common mucosal system. This observation led to the development of the first "near-subject" test for detection of an infection (*H.pylori* infection).

The VRI BioMedical research and development team headed by Professor Clancy has capitalised on these discoveries and now extended the understanding of the common mucosal system by showing that certain live bacteria (Probiotics) can activate cells within the Peyer's patches in a non-specific way, to "arm" mucosal surfaces with cells primed to react to an infection challenge with a protective response.

These discoveries underlay the projects currently being developed by VRI BioMedical.



Section 1: Investment Overview

VRI BioMedical now has 12 projects under development. They are spread across 3 science platforms:

- **rapid diagnostics** - projects designed to assist in the identification of the nature and extent of mucosal dysfunction such as illnesses like stomach cancer and SIDS;
- **therapeutic Probiotics** - the use of harmless bacteria, naturally occurring in fermented dairy foods such as yoghurt, to influence the course of disease such as hay fever and asthma; and
- **therapeutic oral vaccines** - the use of killed micro-organisms taken by mouth to induce immunity against the same micro-organisms in distant mucosal sites, such as chronic bronchitis.

VRI BioMedical owns the intellectual property for 8 of the projects. It has secured exclusive rights to 2 of the projects, is negotiating to secure the exclusive rights to 1 of the projects and has entered a memorandum of understanding providing it with the opportunity to secure exclusive rights to the remaining project. An overview of the projects is set out in section 1.4. Further assessment and analysis of the projects is contained in the Technology Report in section 4. The Company also has a range of projects at an earlier stage of development in its incubator programme.

1.2 VRI BioMedical's objectives

VRI BioMedical's immediate objectives are:

- to expedite the development and commercialisation of its existing range of projects. This is to be achieved through the management, conduct and, where appropriate, outsourcing, of further research, development and trials to bring the technology to a stage suitable to license to, or jointly commercialise with, major pharmaceutical manufacturers; and
- then to seek to enter agreements with major pharmaceutical manufacturers and distribution companies to secure future income streams for the Company from the manufacture and distribution of its products.

In the longer term, VRI BioMedical aims to identify and own a portfolio of projects which are generally less than 3 years from being suitable to licence to, or jointly commercialise with, major pharmaceutical manufacturers and distributors. Projects will either be developed from internal discoveries or from technology acquired by the Company. Initially the projects will have a focus on mucosal dysfunction, an area where the Company has significant scientific and management expertise.

Section 1: Investment Overview

1.3 Industry Overview

Generally speaking, the development process for biotechnological products can be broadly split into three stages:

- discovery and invention;
- proof of concept and clinical development; and
- sales and marketing.

A "biotechnology company" can refer to a business that serves any or all of these functions. Due to the significant cost and infrastructure requirements in sales and marketing, most smaller biotechnology companies are only involved in product discovery and preclinical and early stage clinical development.

Many existing biotechnology companies have a focus on research and development into therapeutic new chemical entities (**NCE**), a complex and expensive undertaking. Typically, the development process for these drugs can take 12-15 years from the time of discovery until launch of the drug on the market. It is estimated that a typical biotechnology NCE costs around US$300-500 million to bring to market.

NCEs are also highly regulated as they are combinations of artificial chemicals which can often have potentially debilitating side effects. Because of these stringent regulatory requirements, NCEs have tended to have a large attrition rate on the path to market.

VRI BioMedical has adopted a lower cost and lower risk approach to its research and development platforms. Its existing diagnostic projects use saliva or "fingerprick" blood and the oral therapeutics use either killed bacteria or Probiotics which both have a high safety record. It is therefore believed by VRI BioMedical that regulatory requirements will be generally easier to achieve, lead times to market will be correspondingly shorter and costs substantially less when compared with NCEs.

VRI BioMedical will seek to license out its technology at suitable stages rather than be involved in the sales and marketing of its projects. It will focus on the project discovery and clinical development stages for projects.



Section 1: Investment Overview

1.4 Overview of Projects

An outline of the status and stage of development of each of VRI BioMedical's projects is contained in the table below. An explanation of the terms used to describe each stage of development and an indicative explanation of the milestones contained in each stage is contained in section 3.2. A further description and evaluation of each project is contained in the Technology Report in section 4.

PROJECTS	Description		Status
Diagnostic Platform		**Current Stage of Development** (see section 3.2)	**Comments** (see Technology Report in section 4)
PerformaxAlert	a saliva test for athletes which may detect an overtraining syndrome before it debilitates the athlete	Delivery System/Licensing	• Negotiating development of delivery system prototype • Initial licensing discussions commenced • Evaluating effectiveness in humans. • Patent application filed
SIDSAlert	a yes/no saliva test for use in infants to detect those at risk of developing SIDS	Delivery System/Licensing	• Negotiating development of delivery system prototype • Initial licensing discussions commenced • Evaluating effectiveness in humans • Patent application filed
ONCOAlert	a blood test to detect those who are infected with the bacteria *Helicobacter Pylori* and who are also at risk of gastric cancer	Proof of concept	• Testing in affected patients continuing • Patent application filed
HeliradAlert	a quantitative test using saliva to detect failure to respond to *Helicobacter Pylori* eradication therapy	Proof of concept	• Testing in affected patients continuing • Provisional patent filed
EquineAlert	a saliva test for horses which may detect an overtraining syndrome before it affects performance	Proof of concept/ Patent lodgement	• Preparing for licence negotiations • Completing proof of concept studies • Provisional patent filed • TUNRA and the Company are negotiating to provide the Company with exclusive rights to this project

Section 1: Investment Overview

PROJECTS	Description		Status
Therapeutic Probiotics Platform		Current Stage of Development (see section 3.2)	Comments (see Technology Report in section 4)
Probiall	Probiotic preparation taken orally to reduce allergic reactions in subjects prone to develop, or who have already developed, allergic diseases, such as hay fever and asthma	Proof of concept/ Patent Lodgement	• Ethics committee application for human clinical trials lodged • Ready to commence human testing as soon as ethics committee approval received • Provisional patent filed
Probendo	Probiotic preparation taken orally to control endotoxaemia and its post operation complications, and progressive liver cirrhosis	Proof of concept/ Patent Lodgement	• Ethics committee application for human clinical trials prepared ready for lodgement • Ready to commence human testing as soon as ethics committee approval received • Provisional patent filed
Mucoprotec	Probiotic preparation taken orally to enhance resistance of mucosal surfaces to various infections such as oral thrush	Proof of concept/ Patent Lodgement	• Ethics committee application for human clinical trials prepared ready for lodgement • Ready to commence human testing as soon as ethics committee approval received • Provisional patent filed
Probiaid	Probiotic preparation taken orally to enhance the capacity of antibiotics to eradicate *Helicobacter Pylori* infection	Proof of concept/ Patent Lodgement	• Ethics committee application for human clinical trials prepared ready for lodgement • Ready to commence human testing as soon as ethics committee approval received • Provisional patent filed
Auticoll	Probiotic preparation taken orally to reverse defects of communication and function in autism	Memorandum of Understanding obtained/Patent Lodgement	• Ethics committee application for human clinical trials prepared ready for lodgement • Ready to commence human testing as soon as ethics committee approval received • Provisional patent filed

Section 1: Investment Overview

PROJECTS	Description		Status
Oral Vaccine Platform		**Current Stage of Development** (see section 3.2)	**Comments** (see Technology Report in section 4)
Pneumobiotics	an oral vaccine to protect against recurrent acute bronchitis in chronic lung disease and recurrent acute sinusitis.	Proof of concept/ Patent Lodgement.	• START grant application is being prepared for lodgement. • Preparing ethics committee application for human clinical trials. • Provisional patent filed.
Candivax	an oral vaccine to protect against thrush in the mouth and pharynx, and in women with recurrent vulvovaginal candidiasis	Proof of concept/ Patent Lodgement.	• Preparing ethics committee application for human clinical trials. • Provisional patent filed.

Ten patent and provisional patent applications have been filed in relation to VRI BioMedical's projects.

Following lodgement of a patent application, an exhaustive review and assessment programme is undertaken before a patent is granted. There is no guarantee that the patents applied for will be granted. The patent position and title particulars of each of the projects is described in the Patent Attorney's Report in section 5.

1.5 Key Strengths and Strategies

VRI BioMedical has implemented strategies designed to assist it to achieve its objectives and to maximise its key strengths:

- **VRI BioMedical has a number of innovative projects at advanced stages of development**

  VRI BioMedical has already developed twelve projects to a stage where outsourcing of the commercialisation of the projects is a realistic possibility in the medium term if clinical trials are successful.

  These projects are in areas where there are few or no known effective or current treatments and as such, VRI BioMedical may initially enjoy a competitive advantage if the projects can be successfully commercialised.

Section 1: Investment Overview

VRI BioMedical has made a conscious decision to spread its development focus over a number of projects and science platforms. This portfolio approach reduces risk as there is less dependency on one project and increases VRI BioMedical's ability to produce revenue streams from successful project commercialisation.

An expert assessment of the commercial and technical merits of these projects is contained in the Technology Report in section 4.

- **VRI BioMedical has the people, facilities and financial capacity to achieve its objectives**

VRI BioMedical has attracted an experienced board of directors and senior management with extensive technical and commercial experience. Its R&D team comprises leading scientists in the area of mucosal dysfunction.

VRI BioMedical has focused on diagnostics, therapeutic vaccines and therapeutic Probiotics relating to mucosal disease. The R&D team have an international reputation for basic and applied research in this area, with a track record of developing world firsts in both diagnostics and therapeutic vaccines. Full details of the VRI BioMedical people are contained in section 3.4.

VRI BioMedical has also developed a close working relationship with the University of Newcastle, one of the nation's leading medical research institutions and its commercial arm, TUNRA. The University of Newcastle provides VRI BioMedical with access to research facilities and TUNRA provides talented medical researchers on a contract basis.

The Company intends to form further strategic alliances similar to the one it has with the University of Newcastle to assist with research and development on a collaborative basis.

Taking into account the funds raised from the Offer and the Company's cash reserves and interest to be accrued on cash reserves, the Board's expectation is that VRI BioMedical will have sufficient funds to operate its activities at least until 30 June 2002. For full details of the estimated expenditure and the assumptions on which those estimates are based see section 3.8.

The Company is in the process of applying for a Commonwealth Government START grant. The START grant programme has been an excellent source of research and development funding for other technology companies and while VRI BioMedical has not factored any grant monies into its expenditure forecast, obtaining a grant would be an obvious advantage to its operations.

Section 1: Investment Overview

- **VRI BioMedical has a lower cost and lower risk R & D focus**

  The Company has adopted a research model encompassing a lower cost biological driven approach as opposed to the traditional high cost/high risk, chemical based approaches. This will mean that the timeframes and costs to market for VRI BioMedical's projects may be significantly less than most other biotechnological developments.

  The research model also involves the visualisation of the end product and the regulatory requirements for clearance to market before development commences. This approach is aimed at maximising the output from the Company's expenditure as research will not be conducted, and research funds will not be expended, on any project, unless an end product with market potential has been identified.

  VRI BioMedical intends to license or otherwise outsource the manufacture, marketing and distribution of its projects to institutions or corporations with the resources for these high expenditure commercialisation processes. This will allow VRI BioMedical to maximise the application of its funds for further development of new projects while deriving revenue streams at an early stage of a particular project's development.

- **Biotechnology is a growth industry**

  The Australian biotechnology industry has started to undergo tremendous growth and may provide the next big growth phase for equity markets in Australia. As part of this industry, VRI BioMedical is in an excellent position to capitalise on this growth.

1.6 Use of Funds

The proceeds from the Offer will be utilised as follows to 30 June 2002:

Item	$ Million
Research and Development	4.4
Marketing, Market Research and Commercialisation	1.2
Corporate Finance and Administration	1.5
Offer Costs	0.8
Regulatory and Patent Expenditure	0.7
New Capital Expenditure	0.2
TOTAL	**8.8**

This table is based on the state of affairs as at 1st September 2000 and may change in line with changes in circumstances, including clinical results and market interest in particular projects. It is an overview only and must be read in conjunction with the notes, assumptions and qualifications in section 3.8.

1.7 Risk Factors

Prospective investors in VRI BioMedical should be aware that purchasing Shares in VRI BioMedical is speculative and involves a number of risks. These risks are set out in detail in section 7 of this Prospectus and investors are urged to consider them carefully before deciding whether to invest in VRI BioMedical.

The Company recognises these risks and operates its business in such a way as to minimise these risks as much as possible.

The major risks include:

* There is no guarantee that the projects that VRI BioMedical is developing will generate products with demand in the market. For many of its projects, there is no existing developed market. To be profitable, VRI BioMedical and its development partners will need to be able to produce and sell products at a profit. Due to the early stages of development, there is no guarantee that VRI BioMedical's projects will produce products that can be sold at a profit. There is no guarantee that the projects for which VRI BioMedical are obtaining good results in animals will be able to be translated into humans;
* VRI BioMedical has lodged patent applications, but has no granted patents. Grant of patents is not guaranteed. Even if granted, the Company may not be able to defend a proprietary position for its projects in key markets. Although the Company is not aware of any infringements, it is also possible its projects may infringe competitive patent positions in certain markets;
* An important VRI BioMedical strategy is to form strategic business relationships with other organisations for the conduct of certain R&D and for the commercialisation of its projects. There is no guarantee that these relationships can be established at all, or on commercially viable terms;
* VRI BioMedical is not yet earning revenue and if it does not earn material revenues from licensing its projects during the next 2 years it may exhaust its cash reserves and may not be able to raise further funds;
* The Company is experiencing rapid growth in the scope and nature of its operations and will continue to do so especially when it becomes a listed public company. To manage this growth effectively, the Company will need to continue to improve its operating and financial systems and to manage and train its employee base. If it is unable to do so, there is a risk that it will not be able to manage the research, development and commercialisation of its projects effectively;

Section 1: Investment Overview

- The Company presently depends heavily on the principal members of its scientific team, Robert Clancy and Gerald Pang, the loss of whose services might significantly delay or prevent the achievement of its objectives; and
- The Company presently depends heavily on the University of Newcastle and TUNRA for research facilities, research staff and the development of intellectual property. The withdrawal of the support of either of these organisations might significantly delay or prevent the achievement of the Company's objectives.

1.8 Summary Only

This summary is not intended to provide full details of the Offer. Before deciding whether to apply for Shares, investors must read the entire Prospectus.

Section 2: Details of the Offer

2.1 Shares offered under this Prospectus

This Prospectus is dated 3 November 2000 and a copy of this Prospectus was lodged with the ASIC on that date. The ASIC takes no responsibility as to the contents of this Prospectus.

In this Prospectus, VRI BioMedical is offering for subscription 10,000,000 Shares at an issue price of $0.75 per Share to raise $7,500,000 with the Board reserving the right to issue up to a further 6,000,000 Shares on the same terms in over subscription.

All Shares offered under this Prospectus will rank equally with existing Shares. The rights attaching to Shares are further described in section 8.1 of this Prospectus.

2.2 Underwriting

The Offer is fully underwritten by DJ Carmichael Pty Limited, a participating organisation of ASX, subject to certain conditions and termination events. A summary of the Underwriting Agreement is set out in section 8.5.

2.3 Key Dates

Exposure Period Ends	**10 November 2000**
Offer opens	13 November 2000
Offer closes *	6 December 2000
Expected date of quotation of the Shares on ASX	13 December 2000

** Subject to the Directors' right to close early or extend the Offer. These dates are indicative only.*

2.4 How to apply for Shares

An Application can only be made on an Application Form contained in this Prospectus. The Application Form must be completed in accordance with the instructions set out on the back of the Application Form.

Applications must be for a minimum of 3,000 Shares at $0.75 per Share. Applications for more than 3,000 Shares must be in multiples of 100 Shares.

Duly completed Applications along with Application Monies, must be received by the Underwriter or the Share Registry no later than 5:00pm Western Standard Time on 6 December 2000. However, the Directors reserve the right to close the Offer early or extend the Offer.

Investors are therefore urged to lodge their Applications as soon as possible.

Section 2: Details of the Offer

2.5 Allocation and Allotment of Shares

The Underwriter, in consultation with VRI BioMedical, reserves the right to reject any Application or to allocate to any Applicant a lesser number of Shares than those applied for. If an Application is not accepted, or is accepted in part only, the relevant part of the Application Monies will be refunded. Interest will not be paid on Application Monies so refunded.

The allotment of Shares to Applicants will occur as soon as practicable after Applications and Application Monies have been received for all the Shares being offered, following which statements of shareholding will be dispatched. It is the responsibility of Applicants to determine their allocation prior to trading in Shares. Applicants who sell Shares before they receive their statement of shareholding will do so at their own risk.

No securities will be issued on the basis of this Prospectus after the expiry date of this Prospectus which will be a date that is less than 13 months after the date of this Prospectus.

2.6 Exposure Period

A paper copy of this Prospectus will be made available upon request during the Exposure Period. Paper copies of this Prospectus made available during this period will not contain an Application Form. The Prospectus may also be viewed online at **www.vribiomedical.com** during the Exposure Period. A read only version of this Prospectus is available at this site and there is no facility for online Applications.

The purpose of the Exposure Period is to enable this Prospectus to be examined by market participants prior to the raising of funds. The examination may result in the identification of deficiencies in this Prospectus. If deficiencies are detected, any Application that has been received may need to be dealt with in accordance with section 724 of the Corporations Law.

2.7 Australian Stock Exchange Listing

VRI BioMedical will apply to ASX within 7 days from the date of this Prospectus to be admitted to the Official List and for quotation of the Shares on ASX. If granted, quotation of the Shares will commence as soon as practicable after the allotment of the Shares to investors.

ASX takes no responsibility for the contents of this Prospectus. The fact that ASX may admit VRI BioMedical to its Official List is not to be taken in any way as an indication of the merits of VRI BioMedical or the Shares offered pursuant to this Prospectus.

If the Shares are not admitted to the Official List within 3 months after the date of this Prospectus, none of the Shares offered under this Prospectus will be allotted and all Application Monies will be refunded without interest as soon as practicable.

Section 2: Details of the Offer

2.8 CHESS

VRI BioMedical will apply to participate in the Clearing House Electronic Subregister System, known as CHESS. ASX Settlement and Transfer Corporation Pty Ltd (**ASTC**), a wholly owned subsidiary of ASX, operates CHESS in accordance with the Listing Rules and the SCH Business Rules.

Under CHESS, a Shareholder will not receive a certificate but will receive a statement of their holding in VRI BioMedical. If a Shareholder is broker sponsored, ASTC will send the Shareholder a CHESS statement. The CHESS statement will set out the number of Shares allotted to each Shareholder under this Prospectus, give details of the Shareholder's holder identification number and give the participant identification number of the sponsor.

If a Shareholder is registered on the issuer sponsored subregister, the Shareholder's statement will be dispatched by the Share Registry and will contain the number of Shares allotted to the Shareholder under this Prospectus and the Shareholder's security holder reference number.

A CHESS statement or issuer sponsored statement will routinely be sent to Shareholders at the end of any calendar month during which the balance of their shareholding changes. A Shareholder may request a statement at any other time, however, a charge may be applied for additional statements.

2.9 Applicants Outside Australia

This Prospectus does not constitute an offer of Shares in any jurisdiction where, or to any person to whom, it would not be lawful to make such an offer.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should identify and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

No action has been taken to register or qualify the Shares or the Offer or otherwise to permit a public offering of the Shares in any jurisdiction outside Australia. The Shares have not been, and will not be, registered under the United States Securities Act of 1933 and, subject to certain exceptions, may not be offered or sold within the United States.

Section 2: Details of the Offer

2.10 Internet Prospectus

This Prospectus may be viewed online at **www.vribiomedical.com.** A read only version of this Prospectus is available at this site. There is no facility for online Applications.

The electronic copy of this Prospectus does not contain an Application Form. The Company will send a paper copy of this Prospectus free of charge to any person who requests a copy in the period up to the date the Offer closes.

2.11 Enquiries Regarding the Offer

This Prospectus provides information for potential investors in VRI BioMedical, and should be read in its entirety.

If after reading this Prospectus, you have any questions about the desirability of, or procedures for investing in, VRI BioMedical, please contact your stockbroker, accountant or independent financial adviser. You may also contact the Underwriter or John Frame, General Manager Finance and Administration for VRI BioMedical on ph (08) 9268 2443 or jframe@vribiomedical.com.

Section 3: Profile of VRI BioMedical

3.1 History

VRI BioMedical is in the business of developing and commercialising technologies and products used in the diagnosis and management of mucosal dysfunction. The Company's corporate head office is in Perth with its research team and research facilities located in Newcastle, Australia. The Company evolved from the success of the Vasse Research Institute which was established in 1998 in Western Australia by two investors frustrated at the lack of support for the Australian biotechnology industry.

Led by Professor Robert Clancy, the Company has developed a balanced portfolio of projects in the area of mucosal dysfunction on the three science platforms of diagnostics, therapeutic Probiotics and therapeutic oral vaccines.

The Company has been able to make significant advancements in its projects with limited funds by the use of strategic alliances with various research and scientific organisations. It will continue to use these alliances to promote development. The Company will also seek to establish further alliances with multinational organisations to allow it to commercialise its projects without exhausting its available funds, which it intends to retain for use primarily in research.

Section 3: Profile of VRI BioMedical

The following table summarises significant events in the origins and history of the Company and its existing projects:

DATE	EVENT	DESCRIPTION
1973	Discovery of common mucosal system	Professor Clancy was a member of the McMaster University in Canada research group which discovered the mechanism of control and communication between the body's different mucosal systems
1973-1999	Developed "rules" for oral immunisation in man Developed animal models to define "proof of concept"	Professor Clancy developed the background for what would later become the VRI BioMedical Probiotics and therapeutic vaccines projects by discovering the manner in which the mucosal system could be accessed and activated to initiate immunity. He then showed this discovery worked in animal models
1973-1999	Developed immunoepidemiological studies in relation to mucosal infection	Professor Clancy developed the background for what would later become the VRI BioMedical rapid diagnostic projects by showing through studies in humans, development of patterns of mucosal immunity using saliva (IgA antibody)
1985	Oral therapeutic vaccine developed	Professor Clancy and his University of Newcastle team developed an oral therapeutic vaccine to prevent recurrent acute bronchitis
1990	First commercial "near patient" diagnostic developed	Professor Clancy and his University of Newcastle team worked on the development of the first rapid diagnostic to detect Helicobacter.pylori infection. The eventual product was licensed worldwide
1998	Incorporation of VRI BioMedical	VRI BioMedical incorporated.
1998	Professor Clancy founding father	Along with Leon Ivory and Kim Slatyer, Professor Clancy was one of the founding fathers of VRI BioMedical.
1999	Established relationship with the University of Newcastle and TUNRA	This relationship provides VRI BioMedical with access to cost effective research facilities and research experienced administration and staff
1999-2000	Provisional patents and patent applications - Probiall; Mucoprotec; Candivax; Pneumobiotics; Probendo; HeliradAlert; EquineAlert; PerformaxAlert; SIDSAlert and OncoAlert	VRI BioMedical filed ten patent and provisional patent applications in relation to its projects - Probiall; Mucoprotec; Candivax; Pneumobiotics; Probendo; HeliradAlert; EquineAlert; PerformaxAlert; SIDSAlert and OncoAlert
2000	$2,416,625 of seed capital	VRI BioMedical raised $2,416,625 from a variety of seed capital investors
2000	Exclusive licence agreements for PerformaxAlert and SIDSAlert	VRI BioMedical secured from TUNRA exclusive rights to the commercialisation of its PerformaxAlert and SIDSAlert projects

Section 3: Profile of VRI BioMedical

3.2 Development Phase for each Science Platform

The following table sets out the indicative project development phases for VRI BioMedical's three science platforms. The precise phases for a particular project may differ depending upon specific project variables including speed of

Diagnostic Platform

Phase	Invention	Market Evaluation	Proof of Concept
Purpose	Identification of markers on which diagnostic tests are based	Visualise and establish path to market for product	Establish effectiveness
Activity	• Basic animal testing, laboratory research • Commence initial market and literature analysis • Test method of capturing and measuring markers for an indication • Develop novel approach and collect data for patents	• Complete initial market evaluation using incidence, epidemiology and demographic data by major market • Identify key regulatory needs for major markets • Testing on healthy adult human volunteers (10-30) • Estimate costs of development • Formulate research and strategy plans • Identify potential licensees • Confirm invention satisfies VRI BioMedical project development filter	• Complete lab work to check and repeat early data • Test with humans for efficacy - sensitivity and specificity (10-30 affected volunteers) • Identify methods of applying the technology in practice • Commence preparation of a clinical report using a contract research organisation

Therapeutic Probiotic and Therapeutic Oral Vaccine Platforms

Phase	Invention	Market Evaluation	Proof of Concept	Patent Lodgement	Phase I
Purpose	Identification of novel use of Probiotic in an ailment	Visualise and establish path to market for product	Establish effectiveness	Seek to secure proprietary position	Determine safety and dose range, tolerance and pharmacokinetics
Activity	• Test method of capturing data and measuring efficacy for an ailment • Develop novel approach and collect data for patents • Preliminary check clinical and market need in major markets	• Complete initial market evaluation using incidence, epidemiology and demographic data by major market • Identify key regulatory needs for major markets • Estimate costs of development • Formulate research and strategy plans • Identify potential licensees • Confirm invention satisfies VRI BioMedical project development filter	• Preclinical testing such as animal testing • Identify methods of applying technology in practice • Commence preparation of a clinical report using a contract research organisation • Initial ethics committee approvals for human trials	• Advice on novelty or "patentability" of concept from patent attorneys • Prepare and submit provisional patent • Order patent searches	• Test in 10-30 healthy volunteers • Determine dosage and form • Determine bioavailability and tolerability

Section 3: Profile of VRI BioMedical

development and demand from potential licensees. VRI BioMedical's principal involvement will be in the phases from market evaluation to licensing. Depending upon license arrangements, VRI BioMedical may continue to be involved in the post licensing phases in a joint capacity with a development partner.

Patent Lodgement

Seek to secure proprietary position

- Advice on novelty or "patentability" of concept from patent attorneys
- Prepare and submit provisional patent
- Order patent searches

Delivery System

Develop method of practical application of technology

- Develop delivery system prototype to an advanced stage
- Test delivery system with affected humans (10-30 affected patients)

Licensing

Seek to secure return for Shareholders

- Identify final licensee candidates
- Negotiate licensing agreements with preferred licensees

Final Human Trials/Registration

Complete final clinical trials and obtain final regulatory approvals for marketing and sale with development partner

- Final human trials (500 -3000 healthy and affected patients)
- Prepare technical dossier suitable for major market use using a contract research organisation including review of clinical data
- Lodge documentation with regulatory authorities

Delivery System

Develop method of practical application of technology

- Develop delivery system prototype to an advanced stage
- Test on affected humans (10-30 affected patients)

Licensing

Seek to secure return for Shareholders

- Identify final licensee candidates
- Negotiate licensing agreements with referred licensees

Phase II

Evaluate efficacy & side effects in patients

- Test in 20-50 affected patients

Phase III

Comparative studies to verify effectiveness

- Test in 500-3000 affected patients
- Double blind control testing
- Prepare technical dossier suitable for major market use using a contract research organisation including review of clinical data

Registration

Review clinical data for marketing approval

- Lodge documentation with regulatory authorities

The status of each project is summarised in section 1.4 and a more detailed description is contained in the Technology Report in section 4.

Section 3: Profile of VRI BioMedical

3.3 Incubator Programme

In addition to the Company's current projects, the Company has a number of projects in its incubator programme. The incubator programme is something which the Company has established for projects which are in the very early stages of development and evaluation. Each project which is acquired or invented by the Company is placed in the incubator programme until it has been analysed and assessed to determine whether it can and should progress to the next stage of development.

The incubator programme ensures that VRI BioMedical has a constant stream of projects which are under assessment and are available for further development by the Company.

3.4 The People of VRI BioMedical

A fundamental strength of VRI BioMedical is its people led by strong management. Under the leadership of Mr Ivory, a group of talented people has been assembled.

The Company's scientists are among the leaders in their field. They have the expertise and experience to identify those projects which fit within the lower cost and focussed research model which the Company has adopted.

The Company's management and Board have significant experience in the commercialisation of technology and are well equipped to identify and negotiate the licensing and other outsourcing agreements necessary to generate revenue and ensure market acceptance of VRI BioMedical's projects.

VRI BioMedical



Section 3: Profile of VRI BioMedical



Professor Robert Clancy   Mr Ken Baxter   Mr Leon Ivory

Mr Leon Ivory (52)
Executive Chairman and Chief Executive Officer

Mr Ivory is a graduate of the Advanced Management Programme of the University of Hawaii Business School and a Fellow of the Australian Institute of Management. Mr Ivory has been involved in corporate finance, funds management and venture capital in a career spanning 31 years in New Zealand, Australia, Europe and North America.

He has served as a director of a number of public companies. These include Auspharm International Limited, Cortecs plc, Arbuthnot Latham Bank Ltd (London) and also Foreign Commerce Bank (Zurich). He is currently a director of Tennyson Networks Ltd, Vasse Newtown Limited, Australian Heritage Group Limited and is a member of several private companies.

Professor Robert Clancy (58)
BSc(Med), MBBS, PhD, FRACP, FRCP(C), FRCP, ***Executive Director, Head of Research and Development***

Professor Clancy is the foundation professor of pathology in the internationally recognised medical school at the University of Newcastle, New South Wales. He developed the Hunter Immunology Unit (where he remains Director) as one of the leading clinical immunology units in Australia. His research interests in mucosal immunology date from 1972, when, as part of the team led by Professor John Bienenstock at McMaster University in Canada, he was involved in the description of the common mucosal system and mucosal T cell systems. These concepts underpin the current VRI BioMedical project portfolio.

With the advantage of a clinical background, Professor Clancy has been able to focus his research on clinically relevant problems in humans for 28 years. This has led to him, along with his research team at the University of Newcastle, developing the first oral therapeutic vaccine to regulate mucosal immunity and the first near patient "yes/no" test to diagnose a mucosal infection. These successful products were precursors to the current VRI BioMedical project portfolio.

Professor Clancy has served on numerous national and international committees and is the author of over 200 research articles published in leading biomedical journals.

Within VRI BioMedical, Professor Clancy is head of the R&D programme including clinical assessment and is also a Director.

Professor Jack Cade (61)
MD, PhD, FRACP, FANZCA, FCCP,
Non Executive Director

Professor Cade graduated in medicine from the University of Melbourne, and subsequently obtained his MD and PhD from that institution. After training in general and thoracic medicine at St Vincent's Hospital and the Royal Melbourne Hospital, he undertook post-doctoral studies at McMaster University in Canada, where he became an Associate Professor in Medicine and in Pathology. On his return to Australia, he

Board of Directors



Mr Kim Slatyer Professor Jack Cade Mr Anthony Barton

was appointed the inaugural Director of Intensive Care at the Royal Melbourne Hospital, a post he has held for over 20 years.

He has taken a leadership role in the development of Intensive Care Medicine in Australia. His academic interests have been in thromboembolism, biomedical engineering, infections and ethics. He is the author or co-author of over 200 scientific papers, books and reviews.

Professor Cade is a member of the Company's audit and remuneration committees.

Mr Ken Baxter (57)
B.Ec, FAIM, FAICA
Non Executive Director

Mr Baxter is currently a strategic policy and management consultant. He is currently senior policy advisor on public sector reform to the Chief Secretary of Government in Papua New Guinea. He is also a non-executive director of Pan Pharmaceuticals Ltd and the Hydro Electricity Corporation of Tasmania. He has been the secretary of the Department of Premier and Cabinet in Victoria and the Director-General of the NSW Premier's Department.

He is Adjunct Professor at the Australian Graduate School of Management in Sydney. He was Chairman of the Australian Diary Research Corporation for six years and served as a director of Baker Medical Research Institute in Melbourne. He was a member of the Sydney Organising Committee for the 2000 Olympic Games and principal adviser to the Chairman of the Olympic Bid Committee and was the Chairman of the Olympic Games Project Committee. He was Chairman of the Council of Australian Governments Electricity Reform Committee, Chairman of the NSW Rail Reform Task Force and Chairman of the Australian Diary Corporation.

Mr Baxter is a member of the Company's audit and remuneration committees.

Mr Kim Slatyer (39)
Non Executive Director

Mr Slatyer is an investor based in Western Australia. His current major project is the development of a new town at Vasse in south Western Australia through which he has interests in health-care, education, venture capital and property development. The concept for VRI BioMedical was conceived in the planning phases of the Vasse new town project.

Mr Slatyer is a member of the Company's audit and remuneration committees.

Mr Anthony Barton (43)
Non Executive Director

Mr Barton is an investor based in Perth, Western Australia. Mr Barton has 21 years of commercial experience having acted in senior executive capacities in two Australian sharebroking firms. Mr Barton is Executive Chairman and the major shareholder of Australian Heritage Group Limited, the largest shareholder of VRI BioMedical. Mr Barton holds a Bachelor of Business Studies (Accountancy) and acts as a non-executive Director.

Section 3: Profile of VRI BioMedical

Executive Committee

The Board is supported by an executive committee which advises on general management and policy matters. The committee is made up of Mr Ivory as Chief Executive Officer, Professor Clancy as Head of Research and Development and Mr Frame as General Manager, Finance and Administration.



Dr Gerald Pang

Mr Geoffrey Bezer

Dr Gerald Pang (54)
BSc (Chem), MSc, PhD,
Scientific Manager

Dr Pang is a mucosal immunologist specialising in animal models of human disease. He has an international reputation for his innovation and extensive contributions to mucosal immunology. He has pioneered VRI BioMedical's work on Probiotics. Dr Pang was a member of the Faculty of Medicine and Health Sciences, University of Newcastle over many years. He has authored over 50 publications in leading biomedical journals.

Dr Pang manages the scientific research program for VRI BioMedical.

Mr John Frame (45)
BComm(Hons), ACA,
General Manager, Finance and Administration

Mr Frame is a chartered accountant who has gained wide commercial, treasury and business experience over a 20 year period. For many years he was the finance executive for an Australian entrepreneur, the late Robert Holmes a' Court. He has since held senior management roles in companies operating in the fields of finance, managed funds and information technology, where he has been responsible for, amongst other things, strategic and business planning, financial

VRI BioMedical

Senior Management



Mr John Frame

Dr Patricia Conway,

and business reorganisations, capital raisings, marketing, corporate governance and change management.

Mr Geoffrey Bezer (59)
Commercial Manager

Mr Bezer has held senior management positions in a variety of commercial organisations. This includes 15 years with Procter & Gamble, where he was general manager of the pharmaceutical division for Australasia. In 1995, the board of directors of Proctor & Gamble requested Mr Bezer to manage the sale of its Australian subsidiary. The purchaser, Pharmacia & Upjohn, retained him as a consultant to assist in the transition until 1998.

From 1970 to 1977 Mr Bezer was employed by Boots Pharmaceuticals, where he managed the Boots acquisition of Cobb & Co. He also spent 15 years in advertising, working in management roles in Australia and overseas, particularly South East Asia.

Dr Patricia Conway (49)
Msc (UQld), PhD (UNSW),
Senior Research Scientist

Dr Conway is a senior lecturer in the Centre for Marine Biofouling and Bioinnovation in the School of Microbiology at the University of New South Wales. She worked for more than 10 years at CSIRO Division of Food Research prior to moving to Sweden where she was employed by industry and based at Gothenburg University. Her duties covered issues relating to industry as well as academic responsibilities and she continues with lecturing and supervision of doctoral students at the University of New South Wales. Dr Conway is acknowledged as an international leader in Probiotics.

Dr Conway's role within VRI BioMedical is research scientist with particular focus on Probiotics.

Section 3: Profile of VRI BioMedical

Scientific Collegiate

In addition to the Board and the strong group of permanent employees, the Directors are in the process of developing a scientific collegiate to provide strategic advice to the Company. The collegiate will be a group of eminent scientists from around the world who meet periodically to exchange ideas with the Company and inform the Company of developments in the industry.

3.5 Involvement of external parties

One of the Company's key strategies is a lower cost R&D focus in its operations. One of the key components of this strategy is to utilise the services of external parties for assistance in completing any stage of development (see section 3.2 for stages of development) where VRI BioMedical does not have the expertise to perform those functions.

VRI BioMedical will continue to make discoveries that lead to projects which it can develop, but it intends to also purchase technology which it believes it can develop in line with its R&D model. The Company will conduct its own early stage clinical trials but will use CROs for its later stage clinical trials and for preparing product reports for major markets. There are a number of reputable CROs in the Australian market. The final area where VRI BioMedical intends to utilise external parties to a significant degree is in the final regulatory approval, marketing, sale and manufacture of its products. Typically, VRI BioMedical will enter licence, joint venture or other forms of joint commercialisation agreement with these external parties.

A further component of the lower cost R&D strategy is the forming of strategic alliances by the Company with medical and research institutions to assist with research and development. These alliances will provide valuable access to a variety of research and medical expertise and to research facilities. VRI BioMedical has already developed such an alliance with the University of Newcastle and TUNRA which provides the Company with access to research staff and facilities. The Company intends to form further such alliances and is currently in discussions with several research institutions.

3.6 Corporate Governance

The Board is committed to a system of sound corporate governance.

The Board is responsible for the overall governance of VRI BioMedical, including its strategic development as well as the direction and control of its operations. Subject to VRI BioMedical's constitution, the Board deals with the issues of Board composition and selection criteria for Directors. The Chairman will regularly review the performance of the Board to ensure that the Board continues to have the mix of skill and experience necessary for the conduct of the activities of VRI BioMedical.

Section 3: Profile of VRI BioMedical

Continuous Disclosure Policy

VRI BioMedical has adopted a continuous disclosure policy so as to comply with its continuous disclosure obligations once listed. The aims of this policy are to:

- assess, through a continuous disclosure committee, comprising the executive committee and one elected non-executive Director, material information and co-ordinate any disclosure or releases to ASX;
- provide an audit trail of the decisions regarding disclosure to substantiate compliance with the Company's continuous disclosure obligations;
- regularly report to the Board on continuous disclosure matters; and
- ensure that employees of VRI BioMedical understand the obligations to bring material information to the attention of the continuous disclosure committee.

Share Trading Policy

VRI BioMedical has adopted a policy that imposes certain restrictions on Directors, senior management and other employees trading in VRI BioMedical securities. The restrictions have been imposed to prevent trading in contravention of the insider trading provisions of the Corporations Law.

The key aspects of the policy are:

- no Director, senior manager or employee is allowed to trade securities in VRI BioMedical once the Chairman has issued a notice to that person that trading is to be suspended;
- no employee is allowed to trade securities in VRI BioMedical during the 2 days following an announcement;
- any Director, senior manager or employee intending to trade a parcel of securities which exceeds $100,000 in value must give the Chairman one day's prior written notice;
- trading in VRI BioMedical securities without approval is permitted 2 to 30 days after the day of release of VRI BioMedical's quarterly results if trading has not been suspended by the Chairman or ASX; and
- trading in VRI BioMedical securities is permitted 31 to 60 days after the release of VRI BioMedical's quarterly results with the prior approval of the Chairman if trading has not been suspended by the Chairman.

VRI BioMedical has established corporate governance committees to critically review the operations of the Company as set out below.

Section 3: Profile of VRI BioMedical

Audit Committee

This committee comprises Mr Baxter, Mr Slatyer and Professor Cade and any other Director appointed to the committee from time to time. Where considered appropriate, VRI BioMedical's external auditors and management will be invited to attend meetings.

The duties of this committee include:

- to be the focal point of communication between the Board, management and the external auditors;
- to recommend and supervise the engagement of the external auditors and monitor the auditors' performance;
- to review the effectiveness of management information and other systems of internal control;
- to review all areas of significant financial risk and arrangements in place to contain those to acceptable levels;
- to review significant transactions that are not a normal part of the Company's business;
- to review the year end and interim financial information and ASX reporting statements;
- to monitor the internal controls and accounting compliance with the Corporations Law, Listing Rules and to review external audit reports and ensure prompt remedial action; and
- to review VRI BioMedical's financial statements (including interim reports) and accounting procedures.

Remuneration Committee

This committee is made up of Mr Baxter, Mr Slatyer and Professor Cade and any other Director appointed from time to time.

The remuneration committee is responsible for reviewing and making recommendations to the Board regarding the compensation arrangements for the Directors and senior management of VRI BioMedical (including ESOP and other benefit plans). It will also be responsible for considering general remuneration policies and superannuation requirements.

The level of the non-executive Directors' fees are to be reviewed annually by the Board following a review by the Chairman but will take into consideration additional time required for involvement in various committees. The executive Directors will not receive fees as Directors.

The committee will also attend to the review of the recruitment and termination practices and policies of the Company.

Section 3: Profile of VRI BioMedical

3.7 Capital Structure

At the date of this Prospectus, the capital structure of VRI BioMedical consisted of:

Class	Number
A. Details of fully paid ordinary shares	
Founding Shareholders	18,000,000
Investors subsequent to foundation of Company	24,212,333
Shares issued in part payment of fees *	232,000
New Shares offered under this Prospectus	*10,000,000*
Issued Shares assuming Offer is fully subscribed **	**52,444,333**
B. Details of options over ordinary shares	
Employee Share Option Plan	**1,400,000**

* An additional 232,000 Shares has been issued in part payment of fees for services provided to the Company in relation to the Offer and the preparation of this Prospectus.

** Assuming no over subscriptions are received. The Company may accept applications for a further 6,000,000 Shares.

The Board established the ESOP to reward and incentivise Directors and employees of VRI BioMedical and to align their interests to the future success of the Company. A total of 1,400,000 options will be issued under the ESOP, prior to VRI BioMedical being admitted to the Official List, at an exercise price of $0.50 each. The terms of the ESOP are summarised in section 8.2.

Based on the Company raising $7.5million, the current Shareholders maintaining their current shareholdings and assuming all ESOP options are exercised, the Company will have as its major Shareholders the following persons and entities holding the percentages of issued Shares stated:

Australian Heritage Group Limited - 19% of the issued Shares;

Maktram Pty Ltd (a company controlled by Professor Clancy) - 17% of the issued Shares;

Trivenia Pty Ltd as trustee for the Kim Slatyer Trust (a company controlled by Mr Slatyer) - 17% of the issued Shares;

Ivory & Company Pty Ltd as trustee for the Ivory Trust (a company controlled by Mr Ivory) - 17% of the issued Shares;

Anthony Barton - 6% of the issued Shares; and

The total diluted holding of new Shareholders from this Offer will be approximately 19%.

Restricted Securities

ASX may impose restrictions on the ability of promoters and initial investors of VRI BioMedical to transfer Shares held by them subsequent to VRI BioMedical being admitted to the Official List.

3.8 Financial resources and use of proceeds

The financial position of VRI BioMedical as at 30 June 2000 is set out in detail in the Independent Accountant's Report in section 6.

The net proceeds to the Company from the issue of 10,000,000 Shares offered in this Prospectus, after deduction of underwriting fees and Offer expenses, are estimated to be $6,700,000.

Subsequent to this capital raising and in the absence of receiving any grants from the government, VRI BioMedical anticipates it will have sufficient money to fund its research and development program until 30 June 2002.

Based on information now known and current circumstances, the proceeds of the Offer together with the cash reserves of the Company and interest to be accrued on cash reserves, will be sufficient to fund the Company's activities until 30 June 2002 and accordingly the Company will have sufficient working capital to carry out its objectives stated in this Prospectus.

The Company's projected expenditure for the 22 month period from 1 September 2000 to 30 June 2002 is $8.8 million. This expenditure is estimated to be distributed as set out in the following table and must be read in conjunction with the qualifications and assumptions set out below the table. The expenditure projections represent, to the best of the Company's knowledge and belief, the anticipated expenditure for the period to 30 June 2002. Accordingly, the projected expenditure represents the Board's judgement of expected conditions and possible outcomes based on its knowledge as at the date of this Prospectus.

Section 3: Profile of VRI BioMedical

Projected Expenditure (1/9/00 - 30/6/02)

Item	$ Million
Research and Development	4.4
Marketing, Market Research and Commercialisation	1.2
Corporate Finance and Administration	1.5
Offer Costs	0.8
Regulatory and Patent Expenditure	0.7
New Capital Expenditure	0.2
TOTAL	**8.8**

- **Research and Development**

  VRI BioMedical will incur costs associated with the continued research, development and improvement of the projects within its project portfolio. The Company will apply full absorption costing in accounting for these costs such that direct and indirect costs will be allocated to each project. These costs include personnel and other costs associated with clinical work, health economics and communications, project development and contingency factors.

- **Marketing, Market Research and Commercialisation**

  VRI BioMedical will incur expenditure in market research activities to assess the commercial viability of project development and competitive factors. Expenditure will also arise in the international promotion of its products, including attending industry conferences, meeting with prospective customers and the preparation of marketing materials.

- **Corporate Finance and Administration**

  VRI BioMedical will incur costs in the general management and administration of the Company.

- **Offer Costs**

  Projected costs associated with the Offer include those associated with the preparation and production of this Prospectus, including the fees to solicitors and experts, as well as the fees associated with the underwriting of the Offer.

Section 3: Profile of VRI BioMedical

- **Regulatory and Patent Expenditure**

  Expenditure will be incurred in the filing of international patents and in the process to obtain the requisite regulatory approvals to market the products of VRI BioMedical. These costs will include fees paid to consultants and regulatory bodies.

The assumptions set out below are those that the Directors believe are significant to the expenditure projections. There will usually be differences between projections and actual results as events and circumstances frequently do not occur as anticipated, and those differences may be material. It is also possible that matters not currently considered to be material assumptions by the Directors, may become material in the future.

The assumptions on which the expenditure projections are based include:

- that the Company's key milestones do not materially change and the Company achieves those milestones on time and budget;
- that the clinical results of the Company's projects are acceptable to licensees to whom the Company wishes to market the projects;
- that there is no material patent litigation which the Company is required to prosecute or defend; and
- that there is no loss of key staff or alliances.

There are also a number of risk factors relating to the VRI BioMedical business which may affect the projected expenditure. Investors are referred to section 7 for risk factors.

No assurance can be given that expenditure will be kept at the projected level set out above or that the expenditure will lead to the achievement of the Company's milestones.

No Forecasts

Revenue and profitability for the Company is reliant on, among other things, the ability of the Company to successfully develop and license its products to other organisations for marketing and sale. The ability of the Company to successfully license its products is reliant on the level of acceptance of the Company's products in international markets, the granting of regulatory approvals for sale of the Company's products in international markets and the successful establishment and maintenance of a proprietary position for the patents over its products. All of these factors combine to make it virtually impossible to forecast when and how much revenue the Company will generate.

In view of this, the Directors consider that they are unable to provide potential investors with reliable revenue or profit projections or forecasts.

Section 3: Profile of VRI BioMedical

3.9 Dividends

The Directors do not anticipate paying any dividends in the foreseeable future.

The Directors intend to give priority to the commercialisation of the Company's existing portfolio of projects. Ultimately, the payment of dividends will depend on the successful financial performance of the Company. The Directors will take into account the funding needs of the Company in determining future dividend policy and the specific level of any dividend. The Directors do not guarantee that any dividends will be declared by the Company.

3.10 Corporate and Taxation Structure

The Company has elected to establish separate controlled entities for each project to allow it flexibility in the licensing and the possible future commercialisation of intellectual property rights attaching to each project.

The Company expects to be taxed as a public company in Australia.



Section 4: Technology Report

1 November 2000

The Directors

VRI BioMedical Ltd

Level 23, St Martin's Tower

44 George's Terrace

Perth WA 6000

Acuity TECHNOLOGY MANAGEMENT

Acuity
Technology
Management Pty Ltd

ABN 68 005 777 417

83 Manning Road
Malvern East
Victoria 3145
Australia

Tel: (03) 9572 0831
Fax: (03) 9572 0832
Mobile: 04 1111 4457
E.mail: acuity@bigpond.com

Dear Sirs

This letter has been prepared in accordance with your request for an **Expert's Report** for inclusion in a Prospectus for issue by **VRI BioMedical Limited** (VRI BioMedical or the Company) of 10 million ordinary shares at an issue price of $0.75 to raise $7.5 million. We understand that the funds raised through this Prospectus will be used to support further development of the Company's medical diagnostic technologies and for "probiotic" therapeutics for the treatment of a number of common medical conditions.

Background & Reviewer's Credentials

This report summarises a recent detailed technical due diligence conducted by Dr David Randerson of Acuity Technology Management Pty Ltd (Acuity) into VRI BioMedical's research and development programs, its staff and collaborations, as well as the markets and competition for proposed products. The Company provided documentary support to assist with our examination in the form of business plans, R&D plans including budgets and schedules, contracts, and other relevant reports and documents.

Meetings were held with Directors, key scientific and commercial managers, and relevant *curriculum vitae* were examined.

We also reviewed the Company's patent portfolio as described in more detail in the Patent Attorney's Report (Section 5) to provide assurance that VRI BioMedical and its collaborators are backing discoveries with sound intellectual property (IP) protection.

With knowledge of VRI BioMedical's commercial targets, Acuity conducted database and Internet searches of commercial, scientific and patent literature with a view to evaluating markets, competition and commercial constraints.

Section 4: Technology Report

VRI BioMedical has acquired through licences or developed through its own funded research a number of healthcare related products. It now aims to complete development and bring a number of these to market. The Directors of VRI BioMedical requested an independent technical and commercial opinion of the current project portfolio.

The core value of VRI BioMedical is in its scientific platforms and IP portfolio. These reflect 30 years of research by key collaborators, particularly the University of Newcastle, into control of the mucosal immune response and 15 years experience in R&D that includes successfully taking both the first oral therapeutic vaccine and the first near-patient 'yes/no' rapid test to market.

VRI BioMedical has twelve projects that are reasonably advanced. It has other projects in its incubation program at an earlier stage of evaluation. VRI BioMedical owns the provisional patents and patent applications for nine of its key projects and has exclusive licences to two others.

The purpose of our report is to provide interested investors with an assurance that VRI BioMedical has the technical resources to complete its R&D programs and obtain its commercial objectives (subject to usual research risks), and satisfy regulatory requirements, and that there is a sound basis for anticipating future revenues. The reader should be aware that all projects require further developmental work and trialing to prove general utility, and in some instances safety, and in no case can a successful outcome in the form of a product be assured.

Acuity is a consultancy firm that advises on R&D and its commercialisation, particularly in the biotechnology sector. Dr Randerson has over 25 years experience in the biotechnology and medical device industries. He has managed research programs, overseen production of biopharmaceuticals and assisted in applications for plant licenses and market approvals of products. Acuity undertakes technology and market assessments of projects and provides advice to investors in relation to biotechnology.

The Science Platform:

The VRI BioMedical projects fall into three science platform technologies:
Rapid Diagnostics to monitor mucosal function,
Therapeutic Probiotics to alter T cell cytokine balance, and
Oral Therapeutic Vaccines to drive the common mucosal system.

The phases of development for these science platforms are set out in Section 3.2 of the Prospectus. We have reviewed this table and are satisfied that it correctly represents the milestones which VRI BioMedical has to achieve in order for a project in one of those platforms to be brought successfully to market. As described in that table VRI BioMedical does not plan to be active in all stages of development and aims to license its projects before they are brought to market.

Section 4: Technology Report

The broad objectives of VRI BioMedical are to acquire projects that are generally less than three years from being suitable to be licensed for commercial development. VRI BioMedical has strategically positioned its growth on judicious selection of projects, but as all research and development programs carry inherent scientific and commercial risks, the Company aims to mitigate these by investing in a broad portfolio of projects.

As an aid to reading our report, Diagram 1 depicts the sites of operation of the proposed products. The diagram shows stimuli within the gut driving production of T and B lymphocytes (white blood cells), which circulate within the bloodstream before homing to the mucosal surfaces of the body. At these surfaces B lymphocytes make antibody, also referred to as immunoglobulin, which is either secreted onto mucosal surfaces (eg. as saliva) as IgA or diffuses back into the blood (as IgG), to mediate protection. The T lymphocytes secrete locally acting hormones known as cytokines - the particular mix of these cytokines determines outcome with respect to protection and inflammation (the Th1 and Th2 subsets).

Diagram 1


LUMEN
T cell
TH1
TH2
IFN-γ
(3)
IL-4
Lysozyme
Neutrophil
B cell
s IgA
(2)
T
B
BLOOD
Ig G
(2)
GUT
Peyer's Patch
T cell
B cell
(1)
Probiotic
Vaccine

Product Areas

1. Drive protective T cell response from Peyer's Patch
2. Assess mucosal function by testing antibody in blood or saliva
3. Modulate TH1/TH2 balance

VRI BioMedical Science Platform I - Diagnostics

Four diagnostic products for human use have been developed to monitor mucosal function. In addition, a fifth diagnostic product is being evaluated in a significant veterinary application. These tests use saliva as an example of accessible mucosal secretion, or detect IgG subclasses altered by the cytokine milieu within mucosal membranes. All will be developed in both rapid near-subject tests and pathology laboratory formats utilising well known technology termed enzyme-linked immuno-assay or ELISA.

4.1 PERFORMAXALERT - A rapid quantitative assay of IgA[1] in saliva to monitor performance capacity in athletes

The Sydney 2000 Olympics has focussed public attention on sports medicine including the risk of upper respiratory tract infection and impaired performance in elite athletes during intensive training and competition.

The overtraining syndrome is a well-documented condition seen in competitive athletes in which the training program exceeds the body's capacity to adapt. Symptoms include fatigue, decreased performance, decline in general sense of well-being, and alteration of several physiological parameters. Diagnosis is currently made on the basis of a number of signs and symptoms but largely impaired performance. While the precise mechanisms of the overtraining syndrome are not completely understood, it is clearly a multisystem disorder and may actually represent more than one pathologic alteration affecting heart and blood flow, nerves, muscles and the immune system. For example, recent research has shown that overtraining depresses mucosal immunity via a control mechanism which in turn may reactivate an existing infection. It is also known that athletes harbour latent infections of certain organisms to a greater extent than the general population.

The only practical treatment for overtraining syndrome is rest and abstinence from competition, often for weeks to months. Any tests that could predict the onset of overtraining would be of significant benefit to the sports industry.

The Newcastle Mucosal Group working in partnership with the Australian Institute of Sport and the elite swimming group has done much to define predictive parameters and management strategies in these circumstances. The results of these studies have been incorporated in a saliva test for IgA-subclass 1 (IgA_1), which has been shown by this group to be the most valuable predictive indicator of mucosal impairment in overtrained athletes.

The VRI BioMedical approach aims to detect a drop in IgA_1 levels relative to an athlete's basal level and this will require a highly sensitive product and ongoing, not one-off, testing. The key to success will also be to have a rapid field test supported by aggressive marketing.

Section 4: Technology Report

The Company has, therefore, developed two test formats - a one-hour assay using a purpose made reader suitable for institutes and larger organisations to monitor groups of athletes, and an immediate quantitative "reader" that can be used by coaches or individuals. Each device is linked with software, which analyses results and integrates with instruction programs for management strategies.

The first assay system has been developed and manufactured, while the rapid reader is being developed with an American company, which owns the rights to the only technology available capable of providing the accuracy of result required. The Australian Institute of Sport has already tested a prototype on the swimming group. Both assays need further validation against performance by field-testing.

Studies involving thousands of tests over a ten year period have been conducted with the assistance of the Australian Institute of Sport. The results to date demonstrate the usefulness of the test. The processes of trialing, validating manufacturing and registration are again anticipated to take 12 to 24 months which we view as reasonable.

TUNRA has filed a provisional patent in relation to PerformaxAlert and VRI BioMedical has an exclusive licence from TUNRA to exploit any patent that may eventuate and other IP owned by TUNRA in relation to PerformaxAlert.

The Markets

At this stage there are no effective methods of knowing whether an athlete is entering an overtrained state other than physical and psychological examination generally after the event, although many biochemical tests have been proposed. We are unaware of any existing tests for IgA_1 being used by athletes or their coaches or other saliva based indicators of possible onset of infection. There are no competing patents that we can identify.

The market is potentially every serious athlete, of which there are an estimated 5,000 in Australia, with the test being performed at regular intervals throughout the year and for a sustained two to three week period prior to routine monitoring. There could be several hundred thousand athletes worldwide interested in the product representing millions of tests.

It is possible that both tests will have value in the investigation of fatigue illness in a general population, as well as a monitor of mucosal fitness, though both these areas will require extensive testing.

4.2 EQUINEALERT - A rapid quantitative assay of IgA_1 in saliva to monitor performance capacity in horses

EquineAlert is a similar test to PerformaxAlert which has been adapted for determination of overtraining/impaired performance and fatigue in thoroughbred horses. It also measures IgA_1 in saliva.

Section 4: Technology Report

There have been no studies, to the best of our knowledge, in any animal model, to develop an assay to monitor fatigue.

VRI BioMedical has undertaken preliminary evaluation of EquineAlert on polo horses in major competition where the horses were variably stressed. A remarkable variation in these "healthy" horses was found which was outside the range expected for a homogenous population. It likely reflects a stress response, with low levels of IgA possibly indicating risk of impaired performance (given analogy with humans).

This product concept is worth pursuing as the horse industry (especially horse racing), is a large market segment worth over US$112 billion in the USA alone. It is not uncommon in the racing industry to pay over one million dollars for a yearling with racing lineage but yet to be proven racing talent. No reasonable expense is spared to develop the horse's racing potential and cost is secondary in reaching this goal. Overtraining of horses is an ever present concern with owners and trainers.

Considerable testing is required to verify that EquineAlert is a viable and useful test.

4.3 SIDSALERT - A "yes/no" test using saliva in infants to detect those at risk of developing SIDS.

Sudden Infant Death Syndrome ("SIDS") is a tragic event for families worldwide. The cause of SIDS has been controversial, however a unifying concept may now be emerging.

At a critical stage of maturation of an infant's mucosal immune system (2-10 months), a random virus infection triggers an inappropriate immune response in the mucosa of the respiratory tract, characterised by a non-specific secretion of antibody molecules into the saliva and other secretions. This virus-mucosal response predisposes to colonisation of the airways with toxin-producing bacteria, which in some infants trigger apnoea (or cessation of breathing). The many "modifying" factors such as exposure to cigarette smoke, lying position, and bottle feeding, alter infant physiology in a way that predisposes them to the final trigger of apnoea. These "modifying" factors form the basis of the education program that would come into play once the "at risk" infant is identified. At a community level, this program promoted by the various SIDS foundations, has been credited with the fall in the incidence of SIDS in western society.

The trigger for using the SIDSAlert test is a mild respiratory tract infection in an infant between 2 and 12 months, with the test being a rapid readout "yes/no" test using saliva. The test is calibrated to become positive when a particular level of immunoglobulin IgA_1 is reached. Current results obtained by the Newcastle Mucosal Group suggest that about 80% of infants at risk of SIDS have the basic immune defect detected by the VRI BioMedical SIDSAlert test.

Evidence for dysregulation comes from a number of studies. The key study was by the Newcastle Mucosal Group, which found a bizarre increase in immunoglobulin within the saliva of a baby who died from SIDS during an extensive study of maturation of the normal mucosal immune response

Section 4: Technology Report

in over 200 normal infants. A subsequent study of infants with unexplained apnoea that recovered (known as Acute Life Threatening Events or ALTE's) surprisingly showed that the IgA_1 molecule was the most defining analyte. No other test or clinical characteristic predicts risk of infant apnoea.

VRI BioMedical has developed a laboratory ELISA diagnostic. An agreement is being negotiated with an American company with proprietary technology to develop the "yes/no" test for use by health professionals. Assays will be tested in groups of "healthy" infants with mild infections, to obtain a reliable background level and in a multi-centre study in Australian paediatric hospitals, testing infants with ALTE.

VRI BioMedical has an exclusive worldwide licence for the patent from TUNRA. The Company will work with appropriate health professionals and the international SIDS foundations to promote awareness and with the aim of becoming integrated into the SIDS foundations' protection programs.

Prior to marketing, clinical trials will be needed to demonstrate efficacy of the test, particularly in the US where Food & Drug Administration guidelines require demonstration of efficacy prior to market approvals being granted. We believe that all that will be required will be demonstration that the test is precise for the particular factor being measured with minimal false positive and false negative results. However, over the longer term it will be necessary to demonstrate that levels do correlate with incidence of SIDS or ALTE.

VRI BioMedical intends introducing the product into the Australia market independently. The Company's business plan anticipates that the processes of trialing, validation of manufacturing and registration will take 12 to 24 months which we consider as reasonable. As stated earlier, prototype production has been achieved and a multi-site study initiated.

The Markets

There are many non-specific tests that may be performed to provide an indication of the likelihood that a child may be prone to SIDS. These include various physiological examinations, blood tests, X-rays and electrocardiograms. No single test to date has provided a sure measure and even a combination of many tests is difficult to interpret.

The commercial value of the proposed test is in its ability to predict a propensity in infants toward SIDS based on abnormal elevation of a single factor. Knowing that an infant is at risk will enable doctors and parents to undertake appropriate precautionary measures. Risk factor intervention has been cited as the leading cause in the reduction in SIDS deaths in recent years and it is reasonable to assume that the toll may be further reduced if the carers of children known to be high risk are extra-vigilant.

Section 4: Technology Report

SIDS is the second leading cause of death in infants between 1 month and 1 year of age, following congenital abnormalities, although its incidence has shown a progressive decline since the early nineties. The annual incidence in western countries of 2 per 1000 live births has fallen to around 0.8 per 1000 live births since the introduction of the "Reducing the Risk of SIDS" campaign by the SIDS Foundation in 1991. The campaign was an education program that highlighted the risk factors described above. However, these figures translate to an infant mortality of 5,600 in the USA and approximately 200 in Australia each year. The incidence in the Aboriginal population remains high at around 5-6 per 1000 live births with little reduction over the same period.

The market for a non-invasive salivary test will be all babies perceived to be at risk by one measure or another. In addition, some of these babies will need to be monitored following an infective episode and possibly routinely. With 260,000 births annually in Australia alone, the domestic market provides an attractive entry point. At an estimated $10 or more per test with most babies being screened a number of times a year, this represents a sizeable market.

4.4 ONCOALERT - A quantitative test using blood to detect those infected with *Helicobacter pylori* who are at risk of gastric cancer

Helicobacter pylori gastric infection is an acknowledged risk factor for gastric cancer, along with older age, male gender, diet including dry salted foods, anaemia, cigarette smoking and others. *H. pylori* has been recognised as a Class I carcinogen by the World Health Organisation. The link between infection and gastric cancer has determined diagnostic practice in various parts of the world. As more than one third of the population carries *H. pylori*, a test for the organism alone is inadequate.

For example, a widely accepted treatment paradigm in Western society is based on detection of infection utilising antibody assays, followed by combination antibiotic therapy without prior endoscopic diagnosis in subjects with dyspepsia under the age of 45 years, when gastric cancer is rare. As the incidence of cancer rises over this age, endoscopy is recommended prior to treatment. This investigation imposes expense, discomfort and takes time.

In developing countries, endoscopy is a major expense as all dyspeptic patients undergo this investigation due to the high incidence of gastric cancer at all ages. Thus a simple non-invasive diagnostic test detecting a significant risk of cancer would have a major impact on both cost and comfort for the patient, by removing the current "45-year age" decision point in Western society and providing a cheaper and more convenient option for patients in developing countries. The cost benefits are considerable. Currently no such test exists.

VRI BioMedical research has focussed on the cytokine (local hormone) milieu within the gastric mucosa of *H. pylori* infected subjects and noted for the first time a dramatic shift in subjects predisposed to cancer or with cancer. As these different cytokines drive different components of the immune response to the *H. pylori*, it was found that those patients with pre-cancer or cancer had quite different levels of a subclass of IgG antibody. Current data would suggest that at least 80% of endoscopies currently done prior to therapy could be avoided by knowing that the subclass antibody level was above a selected cut-off. This test is also being incorporated into a quantitative rapid readout format.

Field-testing will be needed in Western and developing countries. A study in Australia has begun and studies in China are planned. Changing views on diagnostic approaches in Western countries encourage the development of a test to reduce endoscopy rates in *H. pylori* positive subjects.

As the VRI BioMedical test is performed on known *H. pylori* positive patients, technology and selection are simplified. The outcome from the test is measured as antibody level. It is not a "positive" or "negative" test, which would place additional demands of sensitivity and specificity that has created problems for currently available diagnostic tests.

It would, however, be relatively easy to joint venture with companies selling better quality antibody tests to combine diagnosis with risk analysis. This approach may be appropriate in those countries with endemic gastric cancer.

VRI BioMedical has lodged a patent application in this area.

The Markets

The *H. pylori* testing market is well established and significant in value. Non-invasive tests are needed in the following areas - to detect risk of cancer, to avoid unnecessary invasive investigation and to determine the efficiency of antibiotic-induced eradication.

Gastric cancer is the eighth most common form of cancer in men and remains the fifth most common cause of death from cancer in Australian males. Incidence of stomach cancer in Australia is around 1,800 persons a year or 9.7 per 100,000. It has been described as the commonest form of lethal cancer in the world given its high prevalence in developing countries. For example, it is estimated that about 10% of subjects having gastroscopy for dyspepsia in China have gastric cancer. Japan, other parts of Asia, Ireland and Chile also have high incidences.

More than half of patients diagnosed with localised gastric cancer can be cured. However, early stage disease accounts for only 10% to 20% of all cases diagnosed in western countries, including Australia and the USA. The remaining patients present with metastatic disease and the overall survival rate in these patients at 5 years ranges from almost nil for patients with disseminated disease to almost 50% survival for patients with cancers confined to respectable regional disease. Even with apparent localised disease, the 5-year survival rate of patients with proximal gastric cancer is only 10% to 15%.

A radiographic test using contrast material is the simplest method for detection, but it cannot distinguish cancer from a benign ulcer. An endoscopic examination with biopsy is usually required. These tests are expensive and uncomfortable to the patient. There is no serum test available and, therefore, the proposed VRI BioMedical product will be unique.

4.5 HELIRADALERT - A quantitative test using saliva to detect a failure to respond to *H.pylori* eradication therapy

The Newcastle Mucosal Group demonstrated several years ago that saliva antibody levels rapidly fell following effective eradication therapy for *H. pylori*. This observation suggested an opportunity to develop a much-needed non-invasive method of demonstrating effective eradication, without the expensive or invasive technology that currently exists. Ten percent to 30% of subjects currently fail to eradicate *H. pylori* following the first course of antibiotics - these subjects need to be identified.

VRI BioMedical has now developed technology that maintains antibody stability and has demonstrated a rapid response of antibody in subjects having effective eradication. Saliva antibody tests are currently being evaluated in field studies in New South Wales.

VRI BioMedical has filed a provisional patent in this area.

VRI BioMedical Science Platform II - Probiotics

Probiotics (harmless bacteria that can contribute to the well being of the carrier) as a component of fermented dairy foods such as yoghurt, have long been thought to be "good for health".

Results of studies to evaluate the utility of probiotics, however, have been variable, due to poor quality control and low numbers of viable bacteria. VRI BioMedical has used pharmaceutical development principles to create novel products. It has shown that particular probiotic bacteria influence the balance of cytokines secreted from T lymphocytes migrating from the Peyer's patches to the various mucosal sites and that this influences the course of disease.

Four projects targeting specific disease states have been defined in animal models. All are protected by patent applications, filed and owned by VRI BioMedical. As with any patent application, there is no assurance that patents will be granted nor that the proposed products will prove beneficial in clinical trials.

Clinical trials are being planned. Ethics Committee applications have been submitted in Newcastle, Melbourne, and Sydney, and an agreement regarding production of probiotic is being finalised with a major fermenting facility.

4.6 PROBIALL - A probiotic preparation to down-regulate allergic mechanisms in subjects prone to develop, or who have developed, allergic disease

Allergy manifests as asthma, rhinitis and eczema and affects at least 30% of the world's population. Of importance is the increase in incidence of these diseases throughout the world in recent years. For example, the United States National Institute of Health estimates that there was a 34% increase in the prevalence of asthma during the period 1983 to 1993.

Section 4: Technology Report

VRI BioMedical's interest in this area was stimulated by studies in Eastern Europe that correlated a changing gut flora with allergic disease. By studying various probiotic bacterial isolates for their capacity to manipulate the immune environment within an individual to one that is unfavourable for allergic responses, VRI BioMedical scientists developed a range of over-the-counter (OTC) products with the potential for improving the health of individuals suffering allergic respiratory disease.

Current studies are determining optimal formulation that is crucial to the development of an optimal product prior to clinical trials organised for Sydney and Newcastle.

The clinical indications for proof of concept trials are wide, including the prevention of allergy in children with a high risk of disease (eg. 80-90% of children with two allergic parents will get allergy), food allergy, hayfever, eczema and asthma. It will be trialed as both a preventative and a therapeutic of allergic disease.

The Company has lodged patent applications which cover the methods of selecting suitable organisms and formulations based on such organisms geared at providing mucosal protection. Particular bacteria species, *Lactobacillus*, were amongst those found to be most effective. The probiotic bacteria-containing compositions designed by VRI BioMedical may be in the form of a food source such as a dairy product or they may be in the form of a tablet or capsule.

The manner in which the technology is believed to work is through an inhibition of production of the immunoglobulin IgE which is responsible for allergies. This is achieved by driving the body's immune system away from the activation of particular immune factors called cytokines which favour production of IgE. As a consequence, the probiotic product(s) may have application to the treatment of other allergic diseases.

The organisms which form the basis of these products are already in common use in food products, such as yogurt, and hence there is unlikely to be major issues associated with their safety. The Company aims to take a more pharmacological approach to proving the utility of the formulations by conducting extensive preclinical and human trials, and developing optimal compositions and dosage/consumption regimens. Such information should enable specific health claims to be made and provide a competitive advantage over products which have not been rigorously proven. There is the possibility that some products may be developed over the longer-term as ethical or prescription pharmaceuticals.

The Markets

Rhinitis can be classified into allergic and nonallergic forms, the former accounting for as many as 50% of patients presenting with chronic nasal symptoms.

Allergic airway diseases are increasing in prevalence and it is now appreciated that allergic rhinitis and allergic asthma commonly coexist. The prevalence of diagnosed allergic rhinitis (hay fever) among patients visiting general practitioners is between 11 and 20 per 1,000 in Western Europe, and 86 per

1,000 in Australia. These figures are underestimations, since they exclude those individuals not seeking medical help and those in whom the condition is unrecognised by the physician.

The prevalence of hay fever in the USA has been estimated at about 15% to 20% of population, or more than 40 million persons (10% of children, 20% of adults). Drugs for the treatment of "antiallergic, non-asthma" diseases are estimated to have a worldwide market of between US$4 billion and $5 billion. The sales potential for an effective OTC product is, therefore, extremely high.

4.7 PROBENDO - A probiotic preparation to control endotoxaemia and its complications in acute and chronic circumstances

This project aims at minimising transposition across the gut mucosa by gram-negative bacteria under circumstances of impaired mucosal function as occurs when blood perfusion is altered or excess alcohol is ingested. This leads to high levels of circulating endotoxin that, in an acute situation, can cause shock and severe systemic disease. In more chronic situations it contributes to progressive liver cell damage and cirrhosis of the liver.

The probiotic reduces endotoxin levels and liver cell necrosis in an animal model of alcohol related liver disease. Studies in man will examine models of post-operative endotoxaemia and chronic alcohol liver disease to obtain proof-of-concept of value in these acute and chronic examples of endotoxin related tissue damage.

VRI BioMedical intends to commence human clinical trials in 2000. A provisional patent in the Company's name has been lodged.

4.8 MUCOPROTEC - A probiotic preparation to enhance resistance of mucosal surfaces to infection

This represents a new concept in the enhancement of mucosal protection against infection and possibly tumour growth. It is based on driving a cell population from gut associated lymphoid tissue to populate all mucosal surfaces with T lymphocytes primed to secrete gamma-interferon (INF-() when activated non-specifically by infection of those mucosal surfaces.

Several animal models provide consistent data showing rapid and marked resolution of infection within the bronchus and within the oral cavity involving bacteria and fungal species. The data particularly suggest that this probiotic therapy restores a high level of mucosal resistance when it is impaired. The Company believes this product is ideally suited as an OTC item with claims.

The Company has filed a provisional patent for Mucoprotec.

Section 4: Technology Report

4.9 PROBIAID - A probiotic preparation to enhance the capacity of antibiotics to eradicate H. pylori infection

Probiaid is the third of VRI BioMedical's group of projects related to the management of *H. pylori* infection. Failure to respond to standard combination antibiotic therapy is becoming a major medical problem with an ever-increasing pool of subjects with persistent symptomatic infection.

As it is not possible to account for therapy failure in terms of traditional antibiotic resistance, host factors have been considered. There is evidence that the "set" of cytokines within the gastric mucosa is an important determinant of resistance, with INF-γ and a Th_1 response of particular importance.

VRI BioMedical has shown a selected probiotic directs such a mucosal response and this probiotic is being tested as a pre-therapy adjunct to antibiotic therapy in subjects failing to eradicate infection following a primary course of antibiotics. If this proves successful, Probiad will be trialed in primary eradication of *H. pylori*, given that the best strategy for management of treatment failure is its prevention.

VRI BioMedical has lodged a patent application in this area.

4.10 AUTICOLL - A probiotic concept for the treatment of autism

The Auticoll project has the goal of being able to produce a probiotic composition suitable for the treatment of diseases associated with the presence of abnormal or an abnormal distribution of microflora in the gastrointestinal tract.

Autism is considered by many to be pandemic with an incidence that has increased from about one in 10,000 20 years ago to around one in 130 today. For example in India, with a population of 1.5 billion, there are two million cases of autism.

Autism is a regressive disorder of childhood, affecting boys four times more often than girls. It has been observed that the onset of autism is often preceded by broad-spectrum antibiotic use, eg. for recurrent ear infections. Antibiotic therapy is non-discriminatory in action and apart from treating the ear infection the micro flora of the healthy gastrointestinal tract can be severely disrupted by such treatment. This creates an environment where vulnerability to opportunistic micro-organism colonisation is heightened.

One strategy for treating autism, pioneered in Australia, involves complete gut sterilisation with potent antibiotics followed by reimplantation with a proper balance of usual bacteria, including those considered to be harmful. Outcomes have been surprisingly positive, both to the gut and the brain.

The treatment followed the observation that autistic children (as well as related syndromes) who were referred for treatment of refractory irritable bowel syndrome ("IBS") viz. diarrhoea, flatulence, constipation, distension, abdominal pains, etc. responded to treatment of their IBS when given a novel mix of probiotics. However, not only did their IBS improve dramatically but also their autistic features progressively regressed. Even after the initial 2-6 weeks of treatment eye contact was re-established, repetitive movements were considerably reduced, and word power (observed vocabulary) expanded - initially 20 words and ultimately more than 600 words at 12 months, creating ability of the autistic children to form long sentences. Continuing improvement was observed to occur over 12 months of treatment.

Based on these observations a development plan for a probiotic mix has been investigated, a product prototype created and regulatory status investigated. Proof of concept trials under the management of appropriate specialists is planned.

VRI BioMedical Science Platform III - Oral Therapeutic Vaccines

Activation of T lymphocytes within the Peyer's patch by killed micro-organisms taken by mouth in a protected formulation induces specific immunity directed against the same microbe colonising distant mucosal sites, such as the mouth or the lungs (Diagram 1).

VRI BioMedical includes two second-generation therapeutic vaccines, based on co-presentation with a probiotic.

4.11 PNEUMOBIOTICS - A therapeutic oral vaccine to protect against recurrent acute bronchitis in chronic lung disease, and recurrent acute sinusitis

Fifteen years ago the Newcastle Mucosal Group developed the first oral therapeutic vaccine for the prevention of acute bronchitis in subjects with damaged airways, usually induced by smoking.

These "acute episodes" cause great distress and as most have compromised lung function, patients often require admission to hospital and may even die. Acute bronchitis is triggered by a virus infection, often influenza. It is not surprising therefore, that giving an oral killed bacterial vaccine can abrogate the virus-bacteria activation noted in animal models of acute bronchitis. Such observations help define the target population for an effective killed bacterial vaccine as similar to that for which annual influenza vaccination is recommended.

However, the initial oral vaccine was developed at a time when little was known of the mucosal response to bacteria within the airways and even less was known about mechanisms that could be monitored to assess dosage and formulation for optimal therapy in man. Indeed the concept underpinning the IP and development of the first vaccine proved incorrect. Despite these limitations, this early crude vaccine proved effective in reducing the frequency and intensity of acute bronchitis in chronic lung disease, validated in six published trials, recently supported by an influential Cochran report. Much has been learnt over the last 15 years.

Section 4: Technology Report

VRI BioMedical has built on new knowledge and its own technology base to develop a completely new offering, which functions better within animal models than did the original preparation.

Of equal importance has been the development by VRI BioMedical of laboratory parameters to enable assessment of dosage and formulation in man within a short time frame, avoiding the need for expensive and protracted clinical trials that limited development of previous vaccines. The advantages of safety and simplicity however are retained.

Further, the spectrum of protection with respect to pathogenic bacteria has been expanded, increasing the potential value of the vaccine both in chronic lung disease and with recurrent acute infection in the upper respiratory tract as is found in chronic sinusitis and children with recurrent middle ear infections.

The market potential for the VRI BioMedical vaccine could be significant. Use in smokers with a recurrent acute bronchitis alone would be impressive, with 25% of Australian adults continuing to smoke, half of whom have recurrent acute bronchitis. Antibiotics do not prevent these infections and have a doubtful role in their management. To the best of the Company's knowledge, there is no competitive product for an oral therapeutic vaccine in this market.

VRI BioMedical has lodged a patent application in this area. An application for a Government START Grant over 3 years is currently being prepared.

4.12 CANDIVAX - A therapeutic oral vaccine to protect against thrush in the mouth and pharynx, and in women with recurrent vulvovaginal candidiasis

Candivax is an oral vaccine which aims at the prevention or treatment of mucosal thrush. It is a particular formulation of the most immunogenic form of *Candida albicans* which, when given orally in an animal model, initiates immunity within the oral cavity and prevents tissue invasion by the fungus.

C. albicans is a yeast-like fungus that infects the mucosal surfaces of the mouth, vagina and gastrointestinal tract. Clinical-grade infection is common. Other benign microbes limit the amount of yeast effectively keeping it under control. However, use of antibiotics, especially repeated exposure, can destroy these microbes resulting in an overgrowth of *C. albicans*. When the yeast multiplies, it releases toxins in the body; and these toxins are known to impair the central nervous system and the immune system.

Thrush, particularly oral thrush, can be a debilitating infection that has not yet been properly addressed through therapy or vaccine. In the mouth it occurs in most subjects with dentures. With subjects who have an immune deficiency and in those with cancer or other severe illness infection it can spread to involve systemic tissues. Three to five percent of women have recurrent vulvovaginal candidiasis due to impaired T lymphocyte activity. Infections can also occur at other mucosal sights.

Section 4: Technology Report

The proposed product is both a prophylactic (preventative) and a therapeutic, reducing risk of *C. albicans* infection, in "at risk" groups, such as elderly people with dentures, people on antibiotics and cancer patients.

Proof of concept for a product based on killed *C. albicans* at appropriate growth stages, has been obtained in an animal model. A provisional patent has been filed for Candivax.

Summary

VRI BioMedical has established a portfolio of projects which it aims to introduce to the market over the next 12 months to five years.

We have reviewed the table in Section 1.4 of the Prospectus which presents the status of each project, technical achievements to date and milestones yet to be achieved before commercialisation. We are satisfied with the table and its contents and consider that the Company has correctly represented each project's stage of development in the table.

The diagnostic projects, SIDSAlert and PerformaxAlert, are the outcomes of many years research which investigated the immunological status of the respective target groups. The discoveries are well supported by clinical and laboratory data, the products have been designed and are ready for extensive trialing. Independent searches conducted by Acuity located no competing patents for either product, or for products similar to EquineAlert. Thus, these products tests could be launched following a short period of development and should, if validated in the expanded studies, realise reasonable sales for the company.

The risk with these products is that the conditions which they aim to diagnose are the consequence of multiple factors and the extent to which the assay of a single biochemical parameter can be reliably and reproducibly predictive is not known at this stage. Data to date, however, are highly encouraging.

Similar comments apply to ONCOAlert. It is the result of extensive research by the Newcastle Mucosal Group into *H. pylori* and the human immune response to its infection. The assay will be a more specific form of current tests for detecting *H. pylori* infection, identifying a particular antibody subclass. The results of research to date has shown a high level of correlation between reduced levels of the antibody in the presence of overt infection and the existence of gastric cancer. There are no published works by others or competing patent applications, suggesting that VRI BioMedical will again have a strong market position.

Section 4: Technology Report

The therapeutic projects are also based on considerable research into the immunology of the diseases and the identification of suitable bacteria which may be used, alive or killed, to stimulate a suitable immune response to the causative agents. The objective of probiotics is to introduce into the gut organisms which induce specific and beneficial immune responses. Through selection of the right organisms, which have already been identified, VRI BioMedical researchers have developed projects that the Company hopes will produce products that help with bronchitis, allergic diseases and candidiasis. The fact that these products are based on organisms which are part of the existing digestive tract flora, suggests that extensive safety trials may be unnecessary. The introduction of the resulting products as OTC nutraceuticals or food supplements, supported by health claims based on properly managed clinical trials, should be possible within a short timeframe.

The risks outlined in the above three paragraphs and elsewhere in this report are not the only risks which we believe the Company faces in achieving its commercial objectives. We have reviewed the risk factors disclosed in Section 7 of the Prospectus and agree that they are a good summary of the risks facing the Company. We also agree with the assessment in Section 7 that, while the Company owns and has rights to some encouraging IP, an investment in the Company should be considered speculative.

The patents, once granted, will be important for all of proposed products, however, there is no guarantee that all applications will be successful. Although it should be possible, in the absence of patents, to be the first to market in every instance and to maintain market leadership through enhancement and innovation, the potential for competition with some of the projects is high.

We are satisfied that the further development of all of VRI BioMedical's projects is backed by well devised budgets and research schedules. The Company has access to internationally recognised scientists and physicians, and an extensive network of collaborators, including paediatric hospitals and the Australian Institute of Sport. It has sourced suitable component suppliers for many of its products.

Out-licensing is a common strategy in the biotechnology industry as it enables resource-constrained, technology-based companies to progress products up to the costly stages of clinical trialing and regulatory approvals while providing access to the financial and marketing resources of the larger firms. The larger firms benefit through access to innovative research.

As a result of our review we can advise interested investors that we believe VRI BioMedical has the core technology and technical resources to complete its research and development programs (subject to usual research risk) and to satisfy regulatory requirements. We are also satisfied that the Company is backing discoveries with sound IP protection. We consider that there is a sound basis for anticipating future revenues.

Other Matters

Neither Acuity Technology Management nor its principals have any pecuniary interest in VRI BioMedical, or the IP licenced to VRI BioMedical, that could be regarded as affecting the ability to provide an unbiased opinion of the matters contained in this Expert's Report. Acuity will receive a professional fee for the preparation of this Report.

We have given our written consent to the issue of this Report as appearing in Section 4 of the Prospectus included in the form and context in which it appears. We have been involved only in the preparation of this Report and not in the preparation of any other part of this Prospectus. We specifically disclaim liability to any person in respect of any statements included elsewhere in this Prospectus. We have not, other than as set out above, been involved in the preparation of or authorised or caused the issue of this Prospectus.

Yours sincerely

David H Randerson, BE, MSc, PhD, FAICD
Managing Director

Section 5: Patent Attorney's Report

1. Introduction

This Patent Attorney Report has been prepared by Baldwin Shelston Waters, Patent and Trade Mark Attorneys, for inclusion in a prospectus to be dated on or about 1 November 2000 relating to the issue of approximately 10,000,000 ordinary shares in VRI BioMedical Ltd., ACN 084 464 193, of Level 23 St Martin's Tower, 44 St George's Terrace, Perth, Western Australia 6000.

Baldwin Shelston Waters currently manages the intellectual property portfolio on behalf of VRI BioMedical Ltd. Neither Baldwin Shelston Waters nor any of its partners has any entitlements to any securities in VRI BioMedical Ltd, or has any other interest in the promotion of VRI BioMedical Ltd.

2. About Baldwin Shelston Waters

Baldwin Shelston Waters (BSW) is a firm of patent and trade mark attorneys, formerly known as Baldwin Son and Carey in New Zealand and Shelston Waters in Australia, two of Australasia's leading intellectual property firms. With effect from 1 April 1998, the firms joined forces to further enhance the quality and depth of their services. BSW has over 250 professional and support staff, and offices in Sydney, Auckland, Wellington and Christchurch. BSW also combines almost 200 years of experience in the development of efficient and responsive case management systems and practices.

BSW can and does offer a full range of professional advice in all areas of Intellectual Property law including Patents, Designs, Trade marks, Copyright and Fair Trading. The firm offers a wealth of technical and intellectual property expertise and experience across all disciplines, and has specialist teams practicing in the fields of pharmaceuticals, biotechnology and in particular genetic engineering, including biopharmaceuticals, transgenics and gene therapy.

3. Intellectual Property Protection - Background

Intellectual property is a valuable and tangible asset which needs to be carefully and diligently protected. It encompasses statutory and common law rights which provide protection in relation to products, processes, trade names, designs, drawings, plant breeders rights and circuit layouts in industry, science or commerce. Patents for inventions are one important type of Intellectual property which protect inventors of a product or process for a period sufficient for them to enjoy the returns of their investment.

Section 5: Patent Attorney's Report

A patent is a statutory monopoly which confers on the owner of the patent the exclusive right to make, use, or sell the invention as defined in the patent claims throughout the territory of the country granting the patent.

The grant of a patent in one country does not confer any rights in any other country. A patent has a fixed term, which in most countries is 20 years from the date of filing of the patent application, and in many countries, including Australia, the United States, Japan, and the countries of the European Patent Convention, extension of term is available for patents for pharmaceutical substances.

A patent right is obtained by filing a patent application together with a patent specification, which describes the invention and includes a set of claims which define the monopoly which is sought. In Australia and the United States it is possible to file a provisional application in order to establish a priority date in respect of the invention. The priority date so established will be recognised in most industrialised countries and Australia's major trading partners as long as a corresponding complete application is filed within 12 months from the date of filing of the provisional application. The complete application is examined by the relevant patent office before it can proceed to grant.

Each country has its own national patent laws and there is unfortunately no such thing as a "world" patent. Generally, in order to obtain patent protection overseas, it is ultimately necessary to file separate patent applications in each country of interest. There are, however, a number of international conventions and treaties which can be used to facilitate or defer this procedure.

International conventions enable a provisional patent application to be used as the first step in obtaining patent rights in other countries, which claim priority from the initial provisional patent application. Most commonly a single international patent application is lodged under the provisions of the Patent Cooperation Treaty (PCT), which designates the countries in which the applicant may subsequently wish to proceed. A PCT application is subject to an international search, and if desired, to International Preliminary Examination. If the application is to proceed, it must be entered into the "National Phase" in each of the desired countries. Alternatively, under another international convention (Paris Convention), patent applications may be filed in individual desired countries within 12 months of the priority date. All of the major industrialised countries belong to these conventions.

Further, a single patent application may be lodged in respect of the countries of the European Patent Convention (currently 19 countries). This is called a European patent application and it may also be extended to certain other countries which are not yet full signatories to the European Patent Convention. A European patent application is examined by the European Patent Office, and once granted, must be registered and maintained in each individual country in which it is desired to have a patent.

Examination of a patent application can be quite rigorous, and may require amendment or limitation of the claims. In some countries, once the application has been allowed by the Examiner the grant of a patent may be opposed by a competing party. For example in Australia there is a pre-grant opposition in Europe there is post-grant opposition. Opposition may result in refusal or revocation of the patent, or may result in further limitation of the claims.

Patents and patent applications are property rights which can be sold, licensed, mortgaged etc. Patents and patent applications may be lodged in the name of one or more applicants. In the absence of a specific agreement to the contrary, it is generally assumed that joint applicants hold equal shares in the rights to the invention.

4. VRI BioMedical Ltd - Outline of Patent Portfolio

The current patent portfolio of VRI BioMedical Ltd consists of ten patent applications.

As at the date of this Report it includes seven provisional patent applications and three international patent applications. In case of two of the international patent applications, rights have been licensed from The University of Newcastle Research Association (TUNRA). The relevant details of licensing agreement appear elsewhere in the Prospectus.

The details of the portfolio are summarised in the Schedule, and each of the applications is discussed in more detail in Section 7 of the Report.

5. Scope of this Report

In compiling this Report, in respect of each patent application the filing particulars have been confirmed, the current status ascertained, the patent specification reviewed, and any prior art cited during examination considered where applicable. In addition, novelty searches have been conducted where indicated by the International division of the Australia Patent Office (International patentability search, or in the case of provisional patent applications International-type patentability search) and any relevant prior art reviewed. We have formulated an opinion as to the patentability or otherwise of each invention in light of all known prior art. As far as possible, the information in this Report is current as at 1 November 2000.

6. Overview of Patentability Analysis

Analyses performed for the purposes of this Report focus on the assessment of novelty and inventive step criteria for patentability, as set out in the Patents Act 1990. On the whole, our opinion on the patentability of each invention in the portfolio, as far as those for which patentability searches have been completed are concerned, is favourable. There are no aspects of the prior art reviewed thus far which give cause for serious concern in terms of the pending applications having patentable subject matter. This opinion should, however, be read in the light of Section 8 of the Report, entitled "Limitations, Disclaimers and Caveats".

7. Detailed Report

7.1 Method for determining predisposition to infection (PERFORMAXALERT)

7.1.1 Outline Of The Technology

This invention in general terms relates to methods for assessing the risk of susceptibility to infection in a subject exposed to stress by measuring in particular the levels of IgA1. The methods may be applied to individuals subjected to any type of stress but a particularly useful application is the assessment of susceptibility to respiratory infection in athletes. A particularly preferred format of the method utilises a rapid salivary IgA1 assay to provide immediate analysis of the subjects IgA1 level.

7.1.2 Validity Opinion

This is currently an International patent application. An international patentability search has been completed and on the search results we believe this patent application includes subject matter which can be validly patented over the prior art of which we are presently aware.

7.2 A method of determining potential susceptibility to development of ALTE and/or SIDS (SIDSALERT)

7.2.1 Outline Of The Technology

This invention in general terms relates to methods for determining potential susceptibility to development of acute life threatening episodes (ALTE) and/or SIDS. The method relies on measurement of IgA or IgA1. The method has particular application in the assessment of infants who suffered a recent upper respiratory tract infection. Measurement of levels of IgA or IgA1 in such infants can be used to determine the infant's susceptibility to developing ALTE or SIDS. A preferred format of the assays method is a rapid salivary IgA or IgA1 assay which will provide a "yes/no" test for immediate action.

7.2.2 Validity Opinion

This is currently an International patent application. An international patentability search has been completed and on the search results we believe this patent application includes subject matter which can be validly patented over the prior art of which we are presently aware.

7.3 Methods for diagnosing and/or predicting the risk of gastric cancer (ONCOALERT)

7.3.1 Outline Of The Technology

This invention in general terms relates to methods for diagnosing and/or predicting the risk of developing gastric cancer in subjects infected with Helicobacter pylori. The method relies on measurement of levels of IgG2, IL-4 and/or γIFN in a sample of blood, saliva, gastric fluid and the like. Helicobacter infectivity status may also be assessed at the same time to provide more detailed assessment of a subject. In certain circumstances the methods may also make use of ratios of values obtained for IgG2, IL-4 and/or γIFN. The preferred format of the assay methods is a simple "near-patient" assay system.

7.3.2 Validity Opinion

This is currently an International patent application. An international-type patentability search has been completed for this application and based on the search results we believe this patent application includes subject matter which can be validly patented over the prior art of which we are presently aware.

7.4 Method to select probiotic species as a preventative and/or therapy of (for) allergic disease (PROBIALL)

7.4.1 Outline Of The Technology

This invention in general terms relates to methods for identifying bacteria which are particularly effective in lowering IgE levels in subjects and thus be useful in the treatment or prevention of allergic disease. The invention also relates to probiotic bacteria or a probiotic-bacteria containing composition identified by these methods and to methods of lowering IgE levels in a subject by administration of such probiotic bacteria, in particular Lactobacillus acidophilus. Subjects may be high risk infants, those subjected to high risk occupational exposure to allergens, those exposed to high risk allergens, those having recognised allergy to specific allergens and those prone to anaphylaxis. Particularly contemplated is the therapeutic or prophylactic treatment of asthma. The probiotic bacteria or the probiotic bacteria-containing composition may be in the form of a food source such as a dairy product or it may be in the form of a tablet or capsule.

7.4.2 Validity Opinion

This is currently an Australian provisional patent. An international-type patentability search has been completed for this application and based on the search results we believe this patent application includes subject matter which can be validly patented over the prior art of which we are presently aware.

7.5 Compositions and methods for treatment of mucosal infections (PNEUMOBIOTICS)

7.5.1 Outline Of The Technology

This invention in general terms relates to vaccine compositions and methods of inducing mucosal protection by way of administration of oral preparations which enhance mucosal resistance to infection. The compositions and methods are particularly directed to protection of airways and relies on administration of compositions which combine an immunising amount of a specific antigen and an adjuvant which is capable of inducing a particular cellular response, namely a Th1 response. Preferred compositions make use of Haemophilus as a source of specific immunising antigen and a

Lactobacillus or Mycobacterium species as the adjuvant driving the Th1 cellular response. A method whereby the adjuvant is administered before the specific immunising antigen as well as methods which continue administration of the adjuvant after completion of administration of the specific antigen, are also envisaged. The vaccine compositions are intended primarily for oral administration and can be used for therapy or prophylaxis of airways infection.

7.5.2 Validity Opinion

This is currently an Australian provisional patent. An international-type patentability search has been completed for this application and based on the search results we believe this patent application includes subject matter which can be validly patented over the prior art of which we are presently aware.

7.6 Compositions and methods for immunotherapy (MUCOPROTEC)

7.6.1 Outline Of The Technology

This invention in general terms relates to prophylactic or therapeutic treatment of chronic or acute infections of mucosal surfaces by way of administration of probiotic bacteria or compositions which contain probiotic bacteria. The methods and compositions are also suitable for the treatment of neoplastic and pre-neoplastic conditions of mucosal surfaces. Further, the compositions and methods may be used to treat any mucosal condition which results from a disturbance in cytokine balance. Due to the mechanism of action of the probiotics, the invention also encompasses the use of the compositions for priming the mucosal immune system for vaccination with specific antigens. The compositions are intended primarily for oral administration and preferably make use of Lactobacillus species.

7.6.2 Validity Opinion

This is currently an Australian provisional patent. Independent patentability search has been requested but not completed as yet. Thus comments as to patentability cannot be made.

7.7 Compositions and methods for treatment of candidiasis (CANDIVAX)

7.7.1 Outline Of The Technology

This invention in general terms relates to compositions and methods for treatment of candidiasis, in particular infections of mucosal surfaces. The compositions and methods are particularly suited to treatment of oral candidiasis however any mucosal surface can be treated effectively with the compositions of the invention. Preferred compositions make use of the blastococcoid form of Candida which unexpectedly provides an effective vaccine composition. Compositions of this invention may be used in conjunction with adjuvants which the Th1 cellular response, thus improving vaccination efficacy. A method whereby the adjuvant is administered before the Candida antigen as well as methods which continue administration of the adjuvant after completion of administration of the specific antigen, are also envisaged. The vaccine compositions are intended primarily for oral administration and can be used for therapy or prophylaxis.

7.7.2 Validity Opinion

This is currently an Australian provisional patent. An international-type patentability search has been completed for this application and based on the search results we believe this patent application includes subject matter which can be validly patented over the prior art of which we are presently aware.

7.8 A method of treating endotoxemia (PROBENDO)

7.8.1 *Outline Of The Technology*

This invention in general terms relates to compositions and methods for preventing and/or treating endotoxemia which may occur as a result of access of endotoxin from the gastrointestinal tract into the circulation. The method makes use of compositions containing microorganisms which have beneficial health effects (i.e. probiotics). The composition may be formulated in a variety of ways but preferably it is in the form of a tablet or capsule. The invention also encompasses methods for assessing the efficacy of a probiotic in the prevention and/or treatment of endotoxemia. These methods make use of an animal model to identify microorganisms which are useful as probiotics.

7.8.2 Validity Opinion

This is currently an Australian provisional patent. Independent patentability search has been requested but not completed as yet. Thus comments as to patentability cannot be made.

7.9 Methods for monitoring treatment of Helicobacter infection (HELIRADALERT)

7.9.1 Outline Of The Technology

This invention in general terms relates to non-invasive methods for monitoring the efficacy and outcome of treatment designed to eradicate Helicobacter infection in a subject with established infection. The method is based on an immunoassay test which makes use of measurement of a particular subclass (IgG2) of salivary antibody specific for Helicobacter pylori. Elevated levels of IgG2 anti-H. pylori antibody are indicative of established infection. Successful eradication therapy is accompanied by a fall in the level of this antibody in saliva. Subjects who fail to respond to treatment do not show a significant fall in salivary IgG2 antibody level. The method of this invention may also be used to detect reinfection of a subject with H. pylori.

7.9.2 Validity Opinion

This is currently an Australian provisional patent. Independent patentability search has been requested but not completed as yet. Thus comments as to patentability cannot be made.

7.10 Methods for predicting impaired performance in equines (EQUINEALERT)

7.10.1 Outline Of The Technology

This invention in general terms relates to methods for predicting impaired performance and fatigue in horses, primarily by way of non-invasive measurement of immunoglobulins in the saliva. The methods are also suitable for the assessment of possible susceptibility to infection in horses exposed to stress. The methods are particularly suited to measurements in horses undergoing training (eg. racing horses) and thus may be useful in designing and optimising training programs.

7.10.2 Validity Opinion

This is currently an Australian provisional patent. Independent patentability search has been requested but not completed as yet. Thus comments as to patentability cannot be made.

8. Limitations, Disclaimers and Caveats

8.1 Search Limitations

8.1.1 Limitations Due To Time Period and Geographical Coverage

The validity searches conducted by the Australian Patent Office and the results of which are relied upon in this Report, would have been substantially computer based and as such, would have been limited in terms of the time periods and the geographical areas covered. Thus, databases used by the Australian Patent Office may not include older published documents and may not cover certain jurisdictions. All searches are subject to the accuracy and scope of the records searched as well as to the indexing and classification of those records. moreover, any search strategy will inevitably involve some compromise between scope and cost.

8.1.2 Limitations Due to Unpublished Documents

Additionally, searches cannot reveal potentially relevant patent documents which have not been officially published at the time of conducting the search. In most countries, publication of patent applications does not occur until 18 months from the earliest priority date and consequently, patent searches would not normally reveal applications filed in the preceding 18 months. The United States

Section 5: Patent Attorney's Report

is an exception where patent applications are not published until grant, which typically occurs between one to three years from the U.S. filing date. There may also be delays between official publication and the implementation of information onto the relevant data bases.

8.1.3 Limitations Due To Forms of Prior Art Other Than Patent Documents

It should also be appreciated that no novelty search can ever be entirely conclusive because some forms of prior art such as prior public use, prior commercial exploitation and prior publication in non-patent literature, cannot be systematically searched.

8.1.4 Search Results Indicative But Not Conclusive

The searches conducted by the Australian Patent Office, on which the present Report relies, were designed to provide a reasonable indication of the patentability or otherwise of the inventions in the patent portfolio. However, the above and other factors make it impossible to guarantee that every conceivably relevant prior art record has been revealed. Any conclusions on validity based on these or any other searches should therefore be regarded as indicative, and not conclusive.

8.1.5 Novelty Searches Provide No Guarantee of Non-Infringement

The present searches do not provide any guarantee that the subject inventions may be commercially exploited without risk of infringement of earlier patents.

8.2 Other Important Notes and Caveats

8.2.1 Examination Reports In One Country Not Binding In Other Countries

In most countries, patent applications undergo an independent search and examination by the local Patent Office, the results of which are not binding in other jurisdictions. Similarly, international PCT search and examination reports are not binding on national patent applications during subsequent examination in the national phase. Such reports should therefore be regarded as indicative only and not determinative of patentability. It should also be appreciated that the grant of a patent in one country provides no guarantee that patents will grant in other jurisdictions.

8.2.2 Scope of Claims May Vary during Examination

It is often necessary during the examination of a patent application to define the invention more specifically by amendment of the claims, so as to distinguish relevant prior art. As a result of this process, there may be variations in the claims between countries, reflecting in part the different examination procedures and threshold requirements for patentability, according to national laws. Whilst this is relatively standard procedure, in certain circumstances, such amendments may affect the scope and hence the commercial significance of the resultant patent protection.

8.2.3 Grant of Patent Provide No Guarantee of Validity

A granted patent provides no guarantee of validity. In most jurisdictions, a patent application undergoes a substantive examination process before proceeding to grant which confers an initial presumption of validity. However, the validity of a patent may be challenged at any time after grant, by way of revocation proceedings filed in a Court of competent jurisdiction.

8.2.4 Grant of Patent Provides No Guarantee of Non-Infringement

The grant of a patent provides no guarantee that the patentee is entitled to commercially exploit the patented invention, since the working of an invention, even if validly patented, may infringe an earlier patent or other intellectual property rights.

BALDWIN SHELSTON WATERS

Ivan Rajkovic

Section 5: Patent Attorney's Report

TITLE	EARLIEST PRIORITY	WHERE FILED	APPLICATION NUMBER	STATUS
Method for determining predisposition to infection *	10 February 1999	International	PCT/AU00/00085	Pending
Methods for diagnosing and/or predicting the risk of gastric cancer	14 May 1999	International	PCT/AU00/00441	Pending
A method of determining potential susceptibility to development of Alte and/or SIDS *	7 June 1999	International	PCT /AU00/00643	Pending
Method to select probiotic species as a preventative and/or therapy of (for) allergic disease	19 November 1999	Australia	PQ4158	Pending
Compositions and methods for treatment of mucosal infections	19 May 2000	Australia	PQ7612	Pending
Compositions and methods for immunotherapy * *	19 June 2000	Australia	PQ8213	Pending
Compositions and methods for treatment of candidiasis	19 June 2000	Australia	PQ8214/PQ8294	Pending
A method for treating endotoxemia	3 July 2000	Australia	PQ8542/PQ8598	Pending
Methods for monitoring treatment of Helicobacter pylori infection * *	3 July 2000	Australia	PQ8541	Pending
Methods for predicting impaired performance in equines * *	29 August 2000	Australia	to be advised	Pending

* licensed from TUNRA

* *patentability search requested

ERNST & YOUNG

Central Park
152 St Georges Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

3 November 2000

The Board of Directors
VRI BioMedical Limited
Level 23, St Martin's Tower
44 St George's Terrace
Perth WA 6000

Dear Sirs

INDEPENDENT ACCOUNTANT'S REPORT

1. Introduction

The Directors of VRI BioMedical Ltd ("VRI BioMedical" or "the Company") have requested Ernst & Young to report on the consolidated historical financial information and pro-forma balance sheet as at 30 June 2000. This report has been prepared for inclusion in a prospectus ("the Prospectus") to be dated on or about 3 November 2000 relating to the offer by VRI BioMedical of 10,000,000 fully paid shares at 75 cents each ("the Capital Raising"). The Capital Raising is fully underwritten by DJ Carmichael Pty Ltd. On completion of the Capital Raising VRI BioMedical will apply for official quotation of the shares on the Australian Stock Exchange Limited.

2. Background

The Company was incorporated on 23 September 1998 and has been focusing on medical research to identify biomedical innovations with commercial potential. VRI BioMedical is currently developing and commercialising technologies and products used in the diagnosis and management of mucosal dysfunction.

In preparation for the initial public offering, VRI BioMedical changed its status from a proprietary company to a public company on 29 March 2000.

The purpose of the Capital Raising is to provide funds to commercialise the current projects with the intention of bringing products to appropriate markets while allowing VRI BioMedical to further develop its research and broaden its intellectual property base.

Section 6: Independent Accountant's Report

3. Scope

Historical Financial Information

We have audited the consolidated statutory financial report of VRI BioMedical for the financial year ended 30 June 2000. We have audited the consolidated historical financial report for the year ended 30 June 2000 as set out in Appendix A. In doing so we have not adjusted the information presented in the consolidated statutory financial report. The Directors of VRI BioMedical are responsible for both the consolidated statutory and historical financial reports.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the consolidated historical financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the consolidated historical financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the consolidated historical financial report is presented fairly in accordance with applicable Accounting Standards and other mandatory professional reporting requirements in Australia, so as to present a view which is consistent with our understanding of VRI BioMedical's financial position and performance as represented by the results of its operations and its cash flows.

Pro-forma Balance Sheet

We have performed an independent review of the pro-forma balance sheet of VRI BioMedical as at 30 June 2000 as set out in Appendix A. The directors of VRI BioMedical are responsible for the pro-forma balance sheet. The purpose of the pro-forma balance sheet is to show the financial effects on the Company as if the following transactions had taken place as at 30 June 2000:

- the issue of 1,612,333 shares at 37.5 cents each to seed investors raising $604,625;
- the issue of 10,000,000 shares at 75 cents each pursuant to this Prospectus to raise $7,500,000; and
- the settlement of costs incurred by the Company in relation to the Capital Raising and the Prospectus estimated to be $800,000 by the issue of 232,000 shares at 37.5 cents ($87,000) and the payment of cash totalling $713,000 ($87,824 of which was paid prior to 30 June 2000) and the subsequent write-off of these costs against the capital raised.

We have reviewed the pro-forma balance sheet in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the pro-forma balance sheet is not presented fairly in accordance with applicable Accounting Standards and other mandatory professional reporting requirements in Australia, as if the transactions set out in Note 20 of Appendix B had taken place as at 30 June 2000.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports" and was limited to enquiries of the Directors and personnel of VRI BioMedical, reading of Directors' minutes and relevant contracts, analytical review procedures applied to the financial data, the performance of limited verification procedures and comparison for consistency in application of accounting standards and policies.

These review procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and accordingly, we do not express an audit opinion on the pro-forma balance sheet.

4. Statements

Historical Financial Report

In our opinion, the consolidated historical financial report of VRI BioMedical presents fairly in accordance with applicable Accounting Standards and other mandatory professional reporting requirements in Australia, the financial position of VRI BioMedical as at 30 June 2000 and its performance for the year then ended.

Pro-forma Balance Sheet

Based on the scope of our review, which is not an audit, nothing has come to our attention which would require any modification to the pro-forma balance sheet, as set out in Appendix A, in order for it to present fairly the financial position of VRI BioMedical as at 30 June 2000, on the basis of the assumptions stated in Note 20 of Appendix B and in accordance with applicable Accounting Standards and other mandatory professional reporting requirements in Australia, had the transactions taken place on 30 June 2000.

5. Subsequent Events

To the best of our knowledge and belief, and based on the work we have performed as described in the scope paragraph above, there have been no material transactions or events subsequent to 30 June 2000, other than those included in our report, which would require a comment on, or adjustment to, the information referred to in our report or that would cause the information included in this report to be misleading.

Section 6: Independent Accountant's Report

6. Disclosures

Ernst & Young does not have any pecuniary interest that could reasonably be regarded as being capable of affecting its ability to give an unbiased opinion in this matter. Ernst & Young is the ongoing auditor of the Company and will receive a fee for the preparation of this report.

The Directors have agreed to indemnify and hold harmless Ernst & Young and its employees from any claims arising out of misstatement or omission in any material or information supplied by the Directors.

Consent for the inclusion of the Independent Accountant's Report in the Prospectus in the form and context in which it appears has been given. At the date of this report, this consent has not been withdrawn.

Yours faithfully

Ernst & Young

GH Meyerowitz
Partner

Perth, 3 November 2000

Section 6: Appendix A

Profit and Loss Statement

Set out below is the consolidated profit and loss statement of VRI BioMedical for the year ended 30 June 2000.

	Notes	Audited Year ended 30 June 2000 $
Operating Revenue	2	9,423
Operating Loss before Income Tax	2	(1,426,259)
Income Tax attributable to Operating Loss	3	-
Operating Loss after Income Tax		(1,426,259)
Accumulated Losses at the beginning of the year		(149)
Accumulated Losses at the end of the year		(1,426,408)

The profit and loss statement should be read in conjunction with the accompanying notes detailed in Appendix B.

Section 6: Appendix A

Balance Sheet

Set out below is the audited consolidated balance sheet of VRI BioMedical as at 30 June 2000 and the pro-forma balance sheet as at the same date on the basis of the assumptions contained in Note 20 of Appendix B.

	Notes	Audited Year ended 30 June 2000 $	Audited Pro-forma 30 June 2000 $
Current Assets			
Cash	20	518,620	7,998,069
Receivables	5	3,579	3,579
Prepayments	6	87,824	-
Total Current Assets		610,023	8,001,648
Non-Current Assets			
Plant and equipment	7	38,886	38,886
Intangibles	8	2,400	2,400
Total Non-Current Assets		41,286	41,286
Total Assets		651,309	8,042,934
Current Liabilities			
Accounts payable	9	111,514	111,514
Total Current Liabilities		111,514	111,514
Total Liabilities		111,514	111,514
Net Assets		539,795	7,931,420
Shareholders' Equity			
Share capital	10	1,966,203	9,357,858
Accumulated losses		(1,426,408)	(1,426,408)
Total Shareholders' Equity		539,795	7,931,420

The balance sheet should be read in conjunction with the accompanying notes detailed in Appendix B.

Statement of Cash Flows

Set out below is the consolidated statement of cash flows of VRI BioMedical for the year ended 30 June 2000.

	Notes	Audited Year ended 30 June 2000 $
Cash Flows for Operating Activities		
Interest received		9,423
Payments to suppliers		(1,050,032)
Payments to employees		(80,757)
Net Cash Flows used in Operating Activities	4	**(1,121,366)**
Cash Flows from Investing Activities		
Acquisition of plant and equipment		(39,974)
Repayment of borrowings		(71,470)
Net Cash Flows used in Investing Activities		**(111,444)**
Cash Flows from Financing Activities		
Proceeds from shares issued		1,839,251
Capital raising costs prepaid		(87,824)
Net Cash Flows from Financing Activities		1,751,427
Net Increase in Cash Held		518,617
Opening cash brought forward		3
Closing Cash Carried Forward		518,620

The statement of cash flows should be read in conjunction with the accompanying notes detailed in Appendix B.

Section 6: Appendix B

Notes to and Forming Part of the Financial Statements

1. Significant Accounting Policies

Basis of accounting

The financial statements have been prepared in accordance with the historical cost convention.

The financial information has been prepared in accordance with applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) in Australia, have also been complied with.

Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising VRI BioMedical Ltd (the parent company) and all entities which it controlled from time to time during the year and at the balance date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company had control.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Cash and cash equivalents

Cash on hand and in banks and short-term deposits are stated at the lower of cost and net realisable value.

Recoverable amount

Non-current assets are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected cash flows have not been discounted to their present value using a market determined risk adjustment discount rate.

Plant and equipment

Items of plant and equipment are recorded in the financial report at cost. Depreciation is calculated based on the determined useful life of the plant and equipment.

Intangibles

Logo expenses as incurred by the company have been capitalised as an intangible asset in the financial report. This amount will be amortised in future over the useful life of the asset assessed to be ten years.

Notes to and Forming Part of the Financial Statements

Trade and other receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Trade and other payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Share capital

Ordinary share capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on ordinary shares issued at balance date are recognised directly in equity as a reduction of the share proceeds received.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

> Interest - Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

Income tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Research and development

Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubts, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

Notes to and Forming Part of the Financial Statements

	Audited year ended 30 June 2000 $

2. Operating Profit (Loss)

The operating loss before income tax is arrived at after charging the following:	
- Depreciation of plant & equipment	1,088
- Research and development expenditure	711,159
Included in the operating loss is the following revenue arising from operating activities:	
- Interest (other persons/corporations)	9,423

3. Income Tax

The prima facie tax on operating profit/(loss) differs from the income tax provided in the financial statements as follows:	
Prima facie tax on operating loss at 36%	(513,453)
Tax effect of permanent differences	
- Formation expenses	6,142
- Entertainment	2,951
- Research and development accelerated claim	(85,110)
- Taxable loss transferred from controlled entities	2,116
Future income tax benefit not brought to account	(587,354)
The future income tax benefit at 30% from tax losses has not been brought to account at balance date as realisation of the benefit is not regarded as virtually certain.	491,226

The future income tax benefit will only be obtained if:

(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(b) the condition for deductibility imposed by tax legislation continue to be complied with; and

(c) no change in tax legislation adversely affect the consolidated entity realising the benefit.

Notes to and Forming Part of the Financial Statements

4. Reconciliation of Operating Loss after Tax to the Net Cash Flows used in Operations

	Audited 30 June 2000 $	Pro-forma 30 June 2000 $
Operating loss after tax	(1,426,259)	
Depreciation of non-current assets	1,088	
Consultancy fees settled by way of issue of 9,509,289 shares	126,949	
Changes in assets and liabilities		
Payables	111,514	
Other receivables	(3,579)	
Intangibles written-off	68,921	
	(1,121,366)	

5. Receivables (Current)

Other debtors	3,579	3,579

6. Prepayments (Current)

Capital raising costs	87,824	-

7. Plant & Equipment (Non-current)

Plant & equipment - at cost	38,500	38,500
Provision for depreciation	(989)	(989)
	37,511	37,511
Office equipment - at cost	1,474	1,474
Provision for depreciation	(99)	(99)
	1,375	1,375
	38,886	38,886

8. Intangibles (Non-current)

Logo expenses - at cost	2,400	2,400

Section 6: Appendix B

Notes to and Forming Part of the Financial Statements

	Audited 30 June 2000 $	Pro-forma 30 June 2000 $

9. Accounts Payable (Current)

Trade creditors and accruals	111,514	111,514

10. Share Capital

Issued and paid up capital	1,966,203	9,357,828

Capital reconciliation	**Number of shares**	**$**
Opening balance as at 30 June 1999	3	3
Issued in respect of services rendered		
- 22 November 1999	9,509,289	126,949
Raised during the year as seed capital		
- 22 November 1999	8,999,999	900
- 22 November 1999	8,490,709	113,351
- 29 November 1999	3,000,000	250,000
- 21 March 2000	600,000	225,000
- 11 April 2000	10,000,000	1,250,000
Audited balance as at 30 June 2000	40,600,000	1,966,203
Additional seed capital raised	1,612,333	604,625
Raised pursuant to this Prospectus	10,000,000	7,500,000
Less: Capital raising costs	-	(800,000)
Shares issued in settlement of raising costs	232,000	87,000
	52,444,333	9,357,828

11. Share Options

Subsequent to 30 June 2000, the company will issue 1,400,000 options pursuant to an Employee Share Option Plan, exercisable at 50 cents (Refer to details of the plan included in the material contracts section of the Prospectus).

Notes to and Forming Part of the Financial Statements

12. Expenditure Commitments

	Audited 30 June 2000 $	Pro-forma 30 June 2000 $
Operating lease commitments:		
Not later than one year	21,450	21,450
Later than one year but not later than 5 years	-	-
Later than five years	-	-
Total operating lease commitments	21,450	21,450

13. Remunerations of Directors

Income paid or payable, or otherwise made available, in respect of the financial year, to directors or their related entities, either directly or indirectly. No superannuation contributions were made on behalf of directors during the year.	294,156

The number of directors of VRI BioMedical Ltd to whom payments were made either directly or indirectly whose income falls within the following bands is:

$ 0,000	-	$9,999	1
$ 50,000	-	$59,999	1
$ 100,000	-	$109,999	1
$ 130,000	-	$139,999	1

In the opinion of directors, remuneration paid to directors is considered reasonable.

Section 6: Appendix B

Notes to and Forming Part of the Financial Statements

14. Related Party Disclosures

(a) The directors of VRI BioMedical Ltd during the financial year were:

Leon Ivory
Kim Robert Slatyer
Robert Llewellyn Clancy
Anthony Peter Barton (appointed 23 November 1999)

(b) The following related party transactions occurred during the financial year:

(i) Transactions with related parties in wholly owned group

Payments were made by VRI BioMedical Ltd during the year on behalf of its subsidiaries. These payments, amounting to $1,432,456, have been reflected through the loan accounts to each of the subsidiaries. These loans are unsecured and are not subject to an interest charge.

(ii) Transactions with the directors of VRI BioMedical Ltd

An interest free loan of $250,000 was obtained from a director, AP Barton. This loan was repaid on 20 April 2000.

(iii) Transactions with director-related entities

Fees have been paid to the following director related entities during the year:

- $130,266 in respect of consulting services has been paid to Ivory & Co Pty Ltd as trustee for The Ivory Trust of which L Ivory is a director;
- $107,078 in respect of consulting services has been paid to Trivenia Pty Ltd as trustee for The Kim Slatyer Trust of which KR Slatyer is a director;
- $56,812 in respect of research and development has been paid to Maktram Pty Ltd and/or R Clancy. R Clancy is a director of Maktram Pty Ltd.
- $515,326 in respect of research and development has been paid to The University of Newcastle Research Associates Limited. R Clancy is a director of The University of Newcastle Research Associates Limited.

Notes to and Forming Part of the Financial Statements

In addition the directors have been reimbursed for expenditure incurred on behalf of VRI BioMedical Ltd.

(c) Equity instruments of directors

Interests in the equity of the company held by directors and their director-related entities at balance date:

Director	Number of Shares
L Ivory	9,000,000
KR Slatyer	9,000,000
RL Clancy	9,000,000
AP Barton	3,000,000

- L Ivory holds his shares through Ivory & Company Pty Ltd as trustee for The Ivory Trust.
- KR Slatyer holds his shares through Trivenia Pty Ltd as trustee for The Kim Slatyer Trust.
- RL Clancy holds his shares through Maktram Pty Ltd.
- L Ivory and AP Barton are also directors of Australian Heritage Group Limited, which owns 10,000,000 shares in the Company.

Section 6: Appendix B

Notes to and Forming Part of the Financial Statements

15. Subsidiaries

Name	Country of Incorporation	Percentage of equity interest held by the consolidated entity
Vasse Research Institute Pty Ltd	Australia	100%
VRI Diagnostics Pty Ltd	Australia	100% and its controlled entities
CP Alert Pty Ltd	Australia	100%
Equine Alert Pty Ltd	Australia	100%
Helirad Pty Ltd	Australia	100%
Onco Alert Pty Ltd	Australia	100%
Performax Alert Pty Ltd	Australia	100%
SIDS Alert Pty Ltd	Australia	100%
VRI Therapeutics & Vaccines Pty Ltd	Australia	100% and its controlled entities
Auticoll Pty Ltd	Australia	100%
Candivax Pty Ltd	Australia	100%
Herbatex Pty Ltd	Australia	100%
Mucoprotec Pty Ltd	Australia	100%
Novoceutics Pty Ltd	Australia	100%
Probiadd Pty Ltd	Australia	100%
Pneumobiotics Pty Ltd	Australia	100%
Probendo Pty Ltd	Australia	100%
Probiall Pty Ltd	Australia	100%
Probiotics Pty Ltd	Australia	100%
VRI Reagents Pty Ltd	Australia	100%
Atheromastat Pty Ltd	Australia	100%

Notes to and Forming Part of the Financial Statements

16. Segment Reporting

The Company operates in the medical research industry in Australia.

The principal development currently being undertaken is research to bring biomedical, diagnostic, therapeutical and vaccine products to market.

17. Dividends Paid or Provided for

No dividends have been paid or provided for during the year.

18. Auditors' Remuneration

	Audited 30 June 2000 $
Amounts received by the auditors of VRI BioMedical Ltd for:	
- an audit or review of the financial report of the entity and any other entity in the consolidated entity.	10,000

19. Financial Instruments

Net Fair Values

The carrying amount of the consolidated entity's financial assets and financial liabilities approximate their fair value.

Interest Rate Risk

The only interest rate risk relates to funds on deposit and the bank overdraft. These amounts are not material.

Section 6: Appendix B

Notes to and Forming Part of the Financial Statements

Credit Risk

Credit risk on the Company's financial assets is the loss that would be recognised if the other parties failed to perform their contractual obligations. The maximum credit risk relating to amounts recognised in the balance sheet is the carrying amount of those assets. The Company minimises exposure to credit risk by trading with a substantial number of parties and not having any significant exposure to any individual debtor.

20. Assumptions on which the Pro-forma Balance Sheet is Based

The pro-forma balance sheet has been prepared based on the assumption that the following transactions had taken place as at 30 June 2000:

- the issue of 1,612,333 shares at 37.5 cents each to seed investors raising $604,625;
- the issue of 10,000,000 shares at 75 cents each pursuant to this Prospectus to raise $7,500,000; and
- the settlement of costs incurred by the Company in relation to the Capital Raising and the Prospectus estimated to be $800,000 by the issue of 232,000 shares at 37.5 cents ($87,000) and the payment of cash totalling $713,000 ($87,824 of which was paid prior to 30 June 2000) and the subsequent write-off of these costs against the capital raised.

Reconciliation of cash balances	$
Cash on hand at 30 June 2000 per the audited balance sheet	518,620
Plus - Additional seed capital raised	604,625
Plus - Capital raised pursuant to the prospectus	7,500,000
Less - Capital raising costs paid in cash	(713,000)
Plus - Capital raising costs prepaid as at 30 June 2000	87,824
Cash on hand at 30 June 2000 per the pro-forma balance sheet	7,998,069

Section 7: Risk Factors

An investment in the Shares being offered under this Prospectus involves certain general risks relating directly to VRI BioMedical's business as well as other specific risks associated with the Company's development of its diagnostic, therapeutic Probiotic and oral vaccine projects.

Before any decision is made to subscribe for Shares, any potential investor must carefully consider the following matters, as well as all other matters described in this Prospectus.

Some risks that investors should be aware of are noted below. This is not an exhaustive list.

7.1 Dependence on General Economic Conditions

VRI BioMedical, in common with other suppliers of health services, is affected by general economic conditions including the level of interest rates, employment rates, inflation and spending by clients on health services. Any changes in government fiscal, monetary and regulatory policies may also affect the Company's business.

7.2 Managing Growth

VRI BioMedical's success will depend on its ability to expand and manage its operations and facilities. VRI BioMedical is in a period of development. This has resulted in, and may continue to result in, new and increased responsibilities for management and additional demands on management, operating and financial systems and resources.

If VRI BioMedical is unable to successfully manage its development, its business, financial condition and results of operations could be materially adversely affected.

7.3 Research and Development

VRI BioMedical can make no representations that any of its research and development will be successful, that the Company's development milestones will be achieved or that the Company will develop projects that are commercially exploitable. In particular, it makes no representation that proof of concept in an animal model will translate to proof of concept in human.

There are many risks inherent in the development of novel biomedical products, particularly where these are in an early stage of development. Projects can be delayed or fail, or research may cease to be viable for a range of unexpected scientific and commercial reasons, some of which are outlined below.

Section 7: Risk Factors

7.4 Regulatory Issues and Government Regulation

Products derived from the Company's research and development will be subject to numerous governmental regulatory approvals and controls throughout the world and these will affect both the timing and the cost of bringing these products to the market.

Delays or failure in obtaining regulatory approval for a product would be likely to have a serious adverse affect on the value of VRI BioMedical and have a consequent impact on the financial performance of the Company.

VRI BioMedical's operations are also subject to laws, regulatory restrictions and certain governmental directives, recommendations and guidelines relating to, amongst other things, occupational safety, laboratory practice, the use and handling of hazardous materials, prevention of illness and injury, environmental protection and animal and human testing. There can be no assurance that future legislation will not impose further government regulation, which may adversely affect the business or financial condition of VRI BioMedical.

7.5 Additional Capital Requirements

Biotechnology research and development activities require a significant level of financing over an extensive period of time, even taking into account VRI BioMedical's lower cost research model. Substantial additional funding may be required for further development of the Company's projects.

There can be no assurance that additional funding will be available to VRI BioMedical in the future or be secured on acceptable terms. If additional funds are not available, VRI BioMedical may be required to curtail one or more of its research and development projects. If adequate funds are not available, the Company's business will be materially and adversely affected.

7.6 Intellectual Property Rights

Securing rights to intellectual property, and in particular to patents, is an integral part of securing potential product value in the outcomes of biotechnology research and development. Competition in retaining and sustaining protection of intellectual property and the complex nature of intellectual property can lead to expensive and lengthy patent disputes for which there can be no guaranteed outcome.

Section 7: Risk Factors

The granting of a patent does not guarantee that the rights of others are not infringed or that competitors will not develop competing intellectual property that circumvents such patents. VRI BioMedical's success depends, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of third parties.

Because the patent positions of biotechnology and pharmaceutical companies can be highly uncertain and frequently involve complex legal and scientific evaluation, neither the breadth of claims allowed in biotechnology and pharmaceutical patents nor their enforceability can be predicted. There can be no assurance that any patents that VRI BioMedical may own or control now and in the future will afford VRI BioMedical commercially significant protection of its intellectual property or its projects or have commercial application.

While VRI BioMedical is not aware of any third party interests in its intellectual property rights and has taken steps to protect and confirm its interest in these rights, there is always a risk of third parties claiming involvement in technological and medical discoveries and if any such disputes arise, they could adversely affect the Company.

7.7 Dependence on Outside Parties

One of VRI BioMedical's strategies is to form strategic business relationships with other organisations for the manufacture and distribution of its products. VRI BioMedical sees the manufacture and global distribution of its products as important to its overall success. There can be no assurance that VRI BioMedical will be able to attract such prospective organisations and to negotiate appropriate terms and conditions with these organisations.

Failure to source and secure suitable licensee organisations for the manufacture and distribution of the Company's products will materially affect the business and future profitability of VRI BioMedical.

7.8 Reliance on Key Personnel and Need to Attract Qualified Staff

VRI BioMedical is dependent on its team of scientists and medical researchers, the loss of whose services could materially and adversely affect VRI BioMedical and impede the achievement of its research and development objectives.

Because of the specialised nature of VRI BioMedical's business, the Company's ability to maintain its research program will depend in part upon its ability to attract and retain suitably qualified scientists and research people.

Section 7: Risk Factors

There can be no assurance that VRI BioMedical will be able to attract or retain sufficiently qualified personnel on a timely basis, retain its key scientific and management personnel, or maintain its relationships with key scientific organisations.

7.9 Risk of Human Trial, Product Liability and Uninsured Risks

VRI BioMedical's business exposes it to potential human trial and product liability risks that are inherent in the research and development, preclinical studies, clinical trials, manufacturing, marketing and use of diagnostic, therapeutic Probiotic and vaccine products. It will be necessary for VRI BioMedical to secure sufficient levels of insurance to cover various product liability and human trial risks in the course of maintaining its business.

However, there can be no assurance that adequate or necessary insurance coverage will be available at an acceptable cost or in sufficient amounts, if at all, or that product liability or other claims would not materially and adversely affect the business or financial condition of VRI BioMedical.

7.10 Share Market Risks

The Shares are expected to be listed on ASX. Applicants should be aware that there are risks associated with any share investment and that the prices at which the Shares trade may be above or below the issue price and may fluctuate in response to a number of domestic and international factors, many of which are outside the control of the Company. These factors include amongst other things, general economic conditions, equity market fluctuations, trends in the biotechnology industry and fluctuations in the finance markets.

7.11 Uncertainty of Future Profitability

VRI BioMedical's ability to operate profitably in the future will depend on its ability to license its products to, or jointly commercialise its products with, other organisations on commercial terms for onward sale to consumers. This will depend on the ultimate demand for its products by consumers which cannot be guaranteed. There is no certainty therefore that VRI BioMedical can successfully commercialise its projects.

Other factors that will determine the Company's profitability are its ability to manage its costs, to execute its development and growth strategies, economic conditions in the markets the Company operates, competitive factors and regulatory developments. Accordingly, the extent of future profits, if any, and the time required to achieve sustained profitability is uncertain. Moreover, the level of such profitability cannot be predicted and may vary significantly from quarter to quarter.

7.12 Competition

International competition exists in the biotechnology industry, relating particularly to developing products for existing and new markets, obtaining and sustaining proprietary rights to intellectual property and selling and distributing biotechnology products.

While VRI BioMedical will attempt to identify products which have little or no known existing competition, there is always a risk that competing products in existence now, or in development now or in the future, will prove more efficacious, more cost effective, more timely or more acceptable to users than products developed by VRI BioMedical. This could render costly research and development obsolete, decrease the financial value of products and reduce profits for the Company.

7.13 Potential Conflicts

There are also several potential risks which arise from the informal nature of some of the Company's arrangements with the University of Newcastle and TUNRA. In general terms these are:

- Professor Clancy is a director of both TUNRA and VRI BioMedical as well as being an employee of the University of Newcastle and has been at the time of entry of all material contracts described in section 8.5 to which TUNRA and the Company, or the University of Newcastle and the Company, are parties. Professor Clancy absented himself from, and was not involved in any way in relation to any of the negotiations of, or decisions to enter, any of those materials contracts;
- Professor Clancy is a director of TUNRA and an employee of the University of Newcastle and is contracted to VRI BioMedical. In certain limited circumstances, Professor Clancy may be in a position of conflict of interest. Professor Clancy has agreed to attempt to minimise any conflicts and to raise any conflict which does arise with the Board immediately upon becoming aware of it. As Professor Clancy continues to act as an employee of the University of Newcastle for approximately 15% of his time, technically there is a potential for some dispute in respect of future discoveries of intellectual property between the University of Newcastle and VRI BioMedical.

  VRI BioMedical and Professor Clancy have entered an agreement to minimise these conflicts, but there is no guarantee this agreement will be successful. The terms of this agreement are summerised in section 8.5; and
- To limit the possibility of any third party claims against the Company's ownership of any of the intellectual property in relation to its projects, the Company is negotiating a royalty agreement with TUNRA pursuant to which TUNRA will obtain releases from all parties associated with the University of Newcastle who may have potential claims to any of the Company's IP.

Section 8: Additional Information

Conclusion

The above list of risk factors should not be taken as exhaustive of the risks faced by VRI BioMedical or by investors in the Company. The above factors, and others not specifically referred to above, may in the future materially adversely affect the financial performance of VRI BioMedical and the value of the Shares offered under this Prospectus.

This investment should therefore be regarded as speculative.

Section 8: Additional Information

8.1 Rights Attaching to Shares

Full details of the rights attaching to the Shares are set out in VRI BioMedical's constitution **(Constitution)**, a copy of which can be inspected at the Company's registered office during normal business hours.

A broad summary (although not an exhaustive or definitive statement) of the rights attaching to the Shares as set out in the Constitution is outlined below.

Voting Rights

Subject to the Constitution, at a general meeting, each Shareholder entitled to vote may attend and vote in person or by proxy, attorney or representative. Every Shareholder present in person or by proxy, attorney or representative has one vote on a show of hands and every Shareholder present has one vote for each Share held on a poll.

A Shareholder who holds a partly paid share, in respect of which the Shareholder is entitled to vote, shall be entitled to a fraction of a vote equal to the proportion which the amount paid up on the share bears to the total amounts paid.

A Shareholder is not entitled to vote in respect of shares unless all calls and other sums presently payable to the Company have been paid.

Notice of Meetings

Subject to the Constitution and to the rights or restrictions attached to any Shares (at present there are none), each Shareholder is entitled to notice of a general meeting of the Company.

A notice of general meeting must:

- specify the date, time and place of the meeting;
- state the general nature of the business to be transacted at the meeting and any other matter that the Listing Rules require particular notice of; and
- specify a place and fax number or electronic address for the receipt of proxy appointments.

Dividend Rights

Subject to any rights or restrictions attached to any shares (at present there are none), the profits of VRI BioMedical, which the Directors from time to time determine to distribute by way of dividend, will be apportioned and paid on all shares proportionately to the amounts paid (not credited) on the shares.

A transfer of Shares does not pass the right to a dividend declared on those Shares before registration of that transfer.

Section 8: Additional Information

Subject to any rights or restrictions attached to any Shares (at present there are none), the Board may capitalise and distribute among the Shareholders entitled to receive dividends and in the same proportions, any amount:

- forming part of the undivided profits of the Company;
- representing profits arising from an ascertained accretion to capital or from a revaluation of the assets of the Company;
- arising from the realisation of any assets of the Company; or
- otherwise available for distribution as a dividend.

Subject to the Constitution, the Board may set aside out of the profits of the Company such reserves or provisions for such purposes as it thinks fit. The Board may carry forward so much of the profits remaining as it considers ought not be distributed as dividends or capitalised without transferring those profits to a reserve or provision.

Transfer of Shares

Subject to the Constitution and to the rights or restrictions attached to any Shares (at present there are none), a Shareholder may transfer Shares, for an uncertificated securities holding by a proper SCH transfer or, for other than an uncertificated securities holding, an instrument in writing in any usual form or other form approved by the Board.

The Board may refuse to register a transfer in several circumstances including where a transfer is not in a registrable form.

Rights on Winding Up

Subject to the Constitution and rights and restrictions attached to any shares (at present there are none), Shareholders will be entitled, in a winding up, to any surplus assets of the Company in proportion to the number of shares held by them, less any amounts which remain unpaid on the shares at the time of distribution.

If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Shareholders:

- divide among the Shareholders the whole or any part of the property of the Company; and
- determine how the division is to be carried out as between the Shareholders or different classes of shareholders.

Any such division may be otherwise than in accordance with the legal rights of the Shareholders and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part. Where a division is otherwise than in accordance with the legal rights of the Shareholders, a Shareholder is entitled to dissent and to exercise the same rights as if the special resolution sanctioning that division were a special resolution passed under section 507 of the Corporations Law.

If any property to be divided by the liquidator above includes securities with a liability to calls, any person entitled under the division of any of the securities may within 10 days after the passing of the special resolution, by notice in writing, direct the liquidator to sell that person's proportion and pay to that person the net proceeds, and if practicable, the liquidator shall do so.

Future Issues

Subject to the restrictions imposed by the Constitution, the Listing Rules or the Corporations Law, the Directors may issue further securities in VRI BioMedical on such terms and conditions as they see fit.

Shareholder Liability and Calls on Shares

Any sum unpaid on a share that, by the terms of issue of the share, becomes payable on issue or at a fixed date, must be paid on the date on which it is payable under the terms of issue of that share.

Subject to the Constitution and to the terms upon which any shares may be issued, the Board may make calls upon the shareholders in respect of any money unpaid on their shares which is not by the terms of issue of those shares made payable at fixed times.

While the Company is a listed company, calls must be made in accordance with the Listing Rules. Upon receiving at least 30 days' notice, specifying the time and place of payment, each Shareholder must pay to the Company by the time and at the place so specified the amount called on the Shareholder's shares. If a sum called in respect of a share is not paid in full by the day appointed for payment of the sum, the person from whom the sum is due must pay:

- interest on so much of the sum as is unpaid from the date appointed for payment of the sum to the date of actual payment; and
- any costs, expenses or damages incurred by the Company in relation to the non-payment or late payment of the sum.

8.2 Employee Share Option Plan

The Board has adopted an Employee Share Option Plan (**ESOP**) to provide a long-term incentive for employees and directors of VRI BioMedical. The ESOP enables eligible persons to participate in the Company's future growth by contributing to increasing profitability and returns to Shareholders. The number of options to be issued under the ESOP is set out in section 3.7.

A summary of the ESOP is set out below:

- Full or permanent part-time employees and directors of VRI BioMedical are eligible to participate, by invitation, in the ESOP;
- The Directors may from time to time, in their absolute discretion, issue such number of options on such terms as they determine to eligible participants;

Section 8: Additional Information

- Issued options shall be exercisable within such period(s) or upon such event(s) as the Directors may specify at the date of issue of the options;
- Options will be issued free of charge to the participants in the ESOP. The exercise price of each option offered pursuant to the ESOP is at the discretion of the Directors;
- In the event of death, serious injury or incapacity of any holder of options under the ESOP, the legal representative of that person shall, with the consent of Directors, be permitted to exercise any unexercised options of that person within the exercise period;
- Options cannot be transferred unless the Directors agree otherwise;
- The Directors may in their absolute discretion make an interest free loan to any participant in the ESOP to acquire Shares on exercise of an option. The amount of the loan shall at no time exceed the market value of the Shares acquired. Dividends and other cash distributions on the Shares will be applied to repay the loan. The outstanding balance of the loan must be repaid:
  - if the Shares are sold;
  - within 30 days of the participant ceasing to be eligible to participate in the ESOP; or
  - on the date otherwise specified by the Directors for repayment of the loan.

  The loan cannot be assigned or transferred without the Company's prior written consent.
- Subject to the Directors' rights to impose conditions on the number and times which options may be exercised, options shall lapse upon the occurrence of any of the following events:
  - expiry of the exercise period;
  - other than by reason of serious misconduct or death, serious injury or incapacity:
    * expiry of 30 days after the option-holder ceases to be an eligible participant under the ESOP by reason of resignation or termination of employment; or
    * expiry of 60 days after the option-holder ceases to be an eligible participant of the ESOP by reason of resignation or redundancy; or
  - the date the option-holder ceases to be an eligible participant by reason of serious misconduct.
- The Directors may impose conditions or restrictions on the ability to deal with options issued under the ESOP;
- Options shall be reorganised in accordance with the Listing Rules in the event of any reorganisation of the issued capital of the Company;

- Holders of options issued under the ESOP are not entitled to participate in new issues of capital of the Company offered to Shareholders. However, option-holders have the opportunity to exercise their options before the date for determining entitlements to participate in any such issue;
- Holders of options issued under the ESOP are entitled to bonus issues of Shares upon exercise of their options;
- In the event of a pro rata issue of capital by the Company, the exercise price of each option will be adjusted in accordance with the formula contained in the Listing Rules; and
- Shares issued upon exercise of options issued under the ESOP may be subject to trading restrictions imposed by ASX.

8.3 Director's Interests and Remuneration

Other than as set out below or elsewhere in this Prospectus:

- no Director or proposed Director holds at the date of this Prospectus, or held at any time during the last two years, any interest in:
  - the formation or promotion of the Company; or
  - property acquired or proposed to be acquired by the Company in connection with its formation or promotion, or the Offer; or
  - the Offer; and
- no amounts have been paid or agreed to be paid by any person and no benefits have been given or agreed to be given by any person:
  - to a Director or proposed Director to induce him to become, or to qualify as, a Director; or
  - for services provided by a Director or proposed Director or professional or promoter of the Company or stockbroker or the Underwriter to the issue in connection with the formation or promotion of the Company or the Offer.

The Directors have direct or indirect interests in the following Shares as at the date of this Prospectus:

Director	Name of associated entity holding Shares	No of Shares Held
Mr Ivory	Ivory and Company Pty Ltd as trustee for the Ivory Trust	9,000,000
Professor Clancy	Maktram Pty Ltd	9,000,000
Mr Slatyer	Trivenia Pty Ltd as trustee for the Kim Slatyer Trust	9,000,000
Mr Barton	Mr Anthony Barton	3,000,000
Professor Cade	Professor Cade	267,000

Section 8: Additional Information

Australian Heritage Group Limited holds 10,000,000 Shares. Mr Ivory and Mr Barton are directors of Australian Heritage Group Limited. Mr Ivory, Mr Barton, Mr Slatyer and Professor Clancy's wife are shareholders of Australian Heritage Group Limited. Accordingly, Mr Ivory, Mr Barton, Mr Slatyer and Professor Clancy will receive benefit from the Offer directly through their respective Shareholdings in the Company and indirectly through their respective shareholdings in Australian Heritage Group Limited.

Australian Heritage Group Limited is a shareholder in the Underwriter and accordingly Mr Barton, Mr Ivory, Mr Slatyer and Professor Clancy may receive an indirect benefit from the Offer through the fees paid to the Underwriter under the Offer.

Ivory and Company Pty Ltd as trustee for the Ivory Trust has been paid $130,266 in consulting fees to the date of this Prospectus. Of these fees, $120,150 has been satisfied by the issue of Shares and $10,116 has been satisfied by payment of cash.

Trivenia Pty Ltd as trustee for the Kim Slatyer Trust has been paid $107,078 in consulting fees, all of which has been satisfied by the issue of Shares.

If the Company successfully commercialises its SIDSAlert or PerformaxAlert projects, it is required to pay royalties to TUNRA as set out in the licence agreements which are summarised in section 8.5. TUNRA has the discretion to pay proportions of those royalties to persons involved with the development of the intellectual property in the projects. Professor Clancy is one person who may receive a proportion of these royalties.

The Constitution provides that the Directors are entitled to remuneration as determined by the Directors. The remuneration of the non-executive Directors may not exceed, in any year, the amount fixed by VRI BioMedical in a general meeting for that purpose.

The Directors have determined that the aggregate remuneration of non-executive directors will not be more than $150,000 per annum (allowing for the appointment of future non-executive Directors) to be apportioned among the non-executive Directors in such a manner as they may determine.

Non-executive Directors are also entitled to be paid reasonable travelling, accommodation and other expenses incurred as a consequence of their attendance at meetings of Directors and otherwise in the execution of their duties as Directors.

The executive Directors will receive no fees as Directors. The details of service agreements entered into by executive Directors are set out in section 8.5.

8.4 Officer Protection Deeds

VRI BioMedical will enter into Officer Protection Deeds **(Deeds)** with each Director, the company secretary and certain members of senior management **(Officers)**.

Under the Deeds, the Company will, to the maximum extent permitted by law and the Constitution, indemnify the Officers against:

- costs and expenses incurred in defending legal proceedings; and
- other liabilities that may arise from their position.

Also pursuant to the Deeds, VRI BioMedical will insure the Officers against liability and provide access to all documents relevant to defending any claim brought against the Officers in their capacity as officers of the Company. The Company's subsidiaries will enter into similar documents with its Officers providing the same protections as the Deeds.

The Company has paid insurance premiums in respect of liability for any current and future Directors, secretary, executives and employees of VRI BioMedical and all subsidiary companies.

8.5 Material Contracts

The following are summaries of the contracts to which VRI BioMedical is a party which are material to the Offer or the operations of the business of the Company or may be relevant to a potential investor in VRI BioMedical. To fully understand all rights and obligations of any of these contracts, it would be necessary to review the contract in full and these summaries should be read in that light.

Agreement with University of Newcastle and Professor Clancy

Professor Clancy is employed by the University of Newcastle (**University**). Under an agreement entered into on 1 July 2000 with the University and Professor Clancy, the University agrees to make the services of Professor Clancy available to the Company for a total of 3.2 days per week. The University also agrees to make available secretarial services for Professor Clancy and to provide office and laboratory space for his Company time. The minimum term of the agreement is 3 years.

In return, the Company agrees to pay the University $145,000 per annum which will increase in each year of the agreement in line with increases of salaries in the University's enterprise bargaining agreement.

The ownership of intellectual property of either party that existed prior to the agreement is not altered or transferred by the agreement and any intellectual property developed during the course of Professor Clancy's work for either the University or the Company will be owned solely by the party in respect of whom he conducts the work in the particular instance.

Section 8: Additional Information

The parties agree to mutual usage of co-located equipment and property. In the event that this agreement expires through effluxion of the term (including any agreed extended term) or is terminated at any time due to the default of the Company, ownership of the equipment purchased by the University using funds received from the Company as well as certain equipment owned by the Company, will vest in the University.

The Company has agreed to indemnify the University, its officers, employees, students and agents against loss or liability reasonably incurred or suffered arising from wilful, unlawful or negligent acts or omissions of Professor Clancy in connection with his duties for the Company and not caused by any wilful, unlawful or negligent act or omission on the part of the University.

The agreement may be terminated by either party by written notice if the other party is in breach and has not remedied the breach within 30 days from the notice date.

Consultancy agreement with Maktram Pty Limited and Professor Clancy

Under a consultancy agreement dated 25 October 2000 between VRI BioMedical, Maktram Pty Limited **(Maktram)** and Professor Clancy, VRI BioMedical engages Maktram as an independent contractor to provide various services to the Company **(Services)**. Professor Clancy is a director, shareholder and employee of Maktram. Unless otherwise approved by VRI BioMedical, the Services must be provided by Professor Clancy only. The Services commenced on 1 January 2000 and will continue until terminated pursuant to the terms of the consultancy agreement.

Under the consultancy agreement, Maktram must, amongst other things:

- procure that Professor Clancy provides the Services to VRI BioMedical for not less than 25 hours per week, 48 weeks a year; and
- itself refer to VRI BioMedical, and ensure that Professor Clancy will refer to VRI BioMedical, for first refusal by VRI BioMedical any business opportunities which come from or to the attention of Maktram or Professor Clancy which are similar to the business opportunities handled by VRI BioMedical in the ordinary course of its business.

VRI BioMedical must pay Maktram a monthly fee of $9,163 during the term of the consultancy agreement. The Company will also reimburse Maktram for the rental payment of Maktram's Sydney office and for such other expenses related to the business of the Company as may be approved by the Chief Executive Officer of the Company. Maktram will be solely responsible for the remuneration payment of Professor Clancy and all its other servants, agents and contractors, the payment of all taxes on such remuneration and the maintenance of adequate and appropriate insurance.

All intellectual property rights in regard to the Services, arising directly or indirectly from the provision of the Services or in relation to mucosal immunology which are developed by Maktram or Professor Clancy at any time during the term of the consultancy agreement are the exclusive property of VRI BioMedical.

The agreement contains appropriate provisions to protect the integrity of confidential information.

The consultancy agreement may be terminated by either party by giving 6 months written notice to the other party and in certain other circumstances

Consultancy agreement with TUNRA

Under a consultancy agreement dated 26 October 2000 between VRI BioMedical and TUNRA, VRI BioMedical engages TUNRA as an independent contractor to provide various services to the Company, including the provision of the services of certain staff **(Nominated Staff)** and the procurement on behalf of VRI of various laboratory equipment, computers and other equipment and supplies **(Services)**. The Services commenced on 1 July 1999 and will continue until terminated pursuant to the terms of the consultancy agreement.

Under the consultancy agreement, TUNRA must, amongst other things, ensure that all Nominated Staff execute an agreement protecting confidentiality and intellectual property rights in relation to VRI BioMedical in such form as is approved by VRI BioMedical.

VRI BioMedical must reimburse TUNRA for the direct out of pocket expenses incurred by it in the provision of the Services and pay to TUNRA a further 10% of those out of pocket expenses as an administration fee.

All intellectual property arising in regard to the consultancy agreement, or from the provision of the Services, which is developed by VRI BioMedical or TUNRA (including any of the Nominated Staff) is the property of VRI BioMedical. TUNRA must not engage in any conduct or permit any of the Nominated Staff to engage in any conduct which endangers the capacity of any intellectual property to be protected by patent or other registration, or which threatens the validity of any such registration, or which threatens or diminishes the commercial value of the intellectual property. All copyright in any report or material prepared by TUNRA or any of the Nominated Staff in regard to the provision of the Services belongs to VRI BioMedical.

TUNRA must ensure that it and its employees (including the Nominated Staff) treat all confidential information as confidential.

The consultancy agreement may be terminated by either party by giving 6 months notice to the other party and in certain circumstances.

VRI BioMedical releases and indemnifies TUNRA from all claims arising out of a breach of VRI BioMedical's warranties or obligations contained in the consultancy agreement and from any costs incurred in defending or settling any such claims.

Section 8: Additional Information

TUNRA releases and indemnifies VRI BioMedical from all claims arising out of:

- a breach of TUNRA's warranties and obligations contained in the consultancy agreement; or
- any claims made by any Nominated Staff against VRI or its related body corporate in relation to any:
  - intellectual property arising in regard to the consultancy agreement or from the provision of the Services; or
  - employment or other entitlements of the Nominated Staff.

Employment Agreement with Dr Gerald Pang

On 1 July 2000, VRI BioMedical and Dr Pang entered into an employment agreement under which Dr Pang is appointed Scientific Manager. The appointment began on 1 January 2000 and continues until Dr Pang's employment is terminated.

The initial remuneration package for Dr Pang will be $75,000 per annum (exclusive of superannuation) and will be subject to review on an annual basis. In addition, Dr Pang may be paid additional amounts upon the achievement by Dr Pang of milestones to be agreed each year between Dr Pang and the Board. Dr Pang may also be entitled to receive additional amounts by way of a percentage of royalties earned by the Company to be determined in the absolute discretion of the Board and subject to separate agreement.

The agreement contains appropriate provisions to protect the integrity of confidential information and ownership of intellectual property rights.

It also contains restrictive covenants which operate both during the period of employment and for a period of up to 12 months thereafter.

The employment agreement may be terminated by either party by giving 3 months written notice to the other party. The Company may also terminate the employment agreement in certain circumstances.

Section 8: Additional Information

Licence Agreements with TUNRA (SIDS Alert licence agreement and Performax Alert licence agreement)

VRI BioMedical is the ultimate holding company of SIDS Alert Pty Ltd and Performax Alert Pty Ltd **(Licensees)**. Both these companies have entered into contracts with TUNRA to licence certain intellectual property held by TUNRA over which TUNRA has filed international patents. These contracts were entered into in May 2000 and continue until all exploitation of products developed from the core intellectual property of both licences (**Licensed Products**) throughout the world has ceased.

Under the SIDS Alert licence agreement, TUNRA licences to SIDS Alert Pty Ltd certain core intellectual property relating to the method of determining potential susceptibility to development of ALTE and/or SIDS.

Under the Performax Alert licence agreement, TUNRA licences to Performax Alert Pty Ltd certain core intellectual property relating to the diagnostic method for determining predisposition to infection.

TUNRA obtained the intellectual property rights licensed to the Licensees by way of assignment from Dr Maree Gleeson in November 1999.

The licence agreements grant the relevant Licensee exclusive worldwide royalty-bearing licences to exploit the Licensed Products. TUNRA retains the right however, with the written consent of the relevant Licensee, to use the intellectual property for non-commercial teaching and research purposes.

The Licensees are required to use best endeavours to exploit the Licensed Products and must prepare a project plan setting out the way each proposes to do so including milestones to be obtained by the Licensees. In both cases, the project plans have been prepared and all milestones complied with to the date of this Prospectus.

Each Licensee must pay TUNRA on a quarterly basis royalties equivalent to 3% of net sales of the relevant Licensed Product and 9% of non-sales revenue. Each Licensee may, by written consent of TUNRA, sub-licence the rights granted to them under the relevant licence agreement.

Under each licence agreement, all background intellectual property and core intellectual property remains with TUNRA. All intellectual property conceived by either or both parties to the agreement during the course of and as a direct result of carrying out the programme of research and development pertaining to the licence, except core intellectual property, is and remains the sole property of the Licensee to the relevant agreement.

Either party in each licence agreement may terminate the agreement:

- by giving 60 days written notice that the other party is in breach of the agreement and the breach is not remedied within the 60 day period; or
- by giving 30 days written notice if an insolvency event occurs in relation to the other party.

Section 8: Additional Information

Under each licence agreement, TUNRA may terminate the agreement by giving 60 days written notice of the Licensee failing to meet a milestone pursuant to the agreement.

The Licensees release and indemnify TUNRA from all claims arising out of:

- a breach of the Licensees' warranties or obligations contained in the relevant agreement;
- death of, or personal injury to, persons, or property damage arising out of the exploitation of the Licensed Products; or
- breach of intellectual property rights of third parties arising out of the exploitation of the Licensed Products,

and from all costs incurred in defending or settling any such claims.

TUNRA releases and indemnifies the Licensees from all claims arising out of a breach of TUNRA's warranties and obligations contained in the relevant agreement. The total liability to TUNRA can not exceed for any one event the total royalties paid to TUNRA in the immediately preceding 12 month period and for all events can not exceed the total royalties paid to TUNRA.

Research and Development Agreements with TUNRA (SIDS Alert Pty Ltd R&D agreement and Performax Alert Pty Ltd R&D agreement)

The R&D agreements are linked to, and should be read with, the licence agreements which are summarised immediately above this summary.

VRI BioMedical is the ultimate holding company of SIDS Alert Pty Ltd and Performax Alert Pty Ltd **(Licensees)**. Both these companies have entered into contracts with TUNRA to collaborate and commit to a common objective of developing through research and development intellectual property held by TUNRA over which TUNRA has filed international patents. These contracts were entered into in May 2000 and continue until the research and development project has ceased and TUNRA is satisfied that the project has resulted in the development of a technically and commercially viable and competitive licensed product (as defined in the relevant licence agreement) **(Objectives)**.

The agreement with SIDS Alert Pty Ltd is for research and development in relation to the diagnostic method of determining potential susceptibility to development of ALTE and/or SIDS. SIDS Alert Pty Ltd is to fund the project in full provided that the project is concluded in accordance with an approved research plan. The research plan has been prepared, approved and as at the date of this Prospectus, the research and development is being conducted in accordance with that plan.

The agreement with Performax Alert Pty Ltd is for research and development in relation to the diagnostic method for determining predisposition to infection. Performax Alert Pty Ltd is to fund the project in full provided that the project is concluded in accordance with an approved research plan. The research plan has been prepared, approved and as at the date of this Prospectus, the research and development is being conducted in accordance with that plan.

Every six months from the commencement of the agreements, the parties to the agreements will formally consider whether the projects are likely to attain the Objectives and whether the projects should continue.

In addition to the research funding, SIDS Alert Pty Ltd and Performax Alert Pty Ltd must pay TUNRA an agreed payment sum for certain consultants working on the projects. TUNRA is to offer reasonable assistance to assist in the exploitation of the intellectual property, including obtaining necessary regulatory approvals at the termination of the project.

All background intellectual property and core intellectual property remains with TUNRA. All intellectual property conceived by either or both parties to each agreement during the course of and as a direct result of carrying out the programme of research and development pertaining to each licence, except core intellectual property, is and remains the sole property of either SIDS Alert Pty Ltd or Performax Alert Pty Ltd.

SIDS Alert Pty Ltd and Performax Alert Pty Ltd releases and indemnifies TUNRA from all claims arising out of a breach of either company's warranties or obligations contained in the agreement and from all costs incurred in defending or settling any such claims.

TUNRA releases and indemnifies SIDS Alert Pty Ltd and Performax Alert Pty Ltd from all claims arising out of:

- a breach of TUNRA's warranties and obligations contained in the agreement; or
- TUNRA's failure to use reasonable care in conducting the project.

TUNRA's total liability is not to exceed the total of all moneys paid to TUNRA by SIDS Alert Pty Ltd or Performax Alert Pty Ltd (as the case may be) in the funding of the project.

Either party may terminate the agreement by:

- giving 30 days' written notice to the other party if the other party is in breach of a provision of the agreement or the relevant licence agreement and the party in breach has failed to remedy the breach within 30 days of receipt of the written notice; or
- by giving 30 days' written notice if an insolvency event occurs in relation to the other party.

Section 8: Additional Information

Service Agreement with Mr Leon Ivory

VRI BioMedical entered a service agreement with Mr Leon Ivory, Executive Chairman and Chief Executive Officer on 1 July 2000.

Under this agreement Mr Ivory will be paid an annual salary of $100,000 (inclusive of superannuation) subject to review annually.

Mr Ivory's duties include overall management of the Company and in particular the development, protection and commercial application of VRI BioMedical's projects.

The agreement contains appropriate provisions to protect the integrity of confidential information and ownership of intellectual property rights. It also contains restrictive covenants which operate both during the period of employment and for a period of up to 24 months thereafter.

This agreement may be terminated by either party giving 8 weeks notice.

Underwriting Agreement with DJ Carmichael Pty Limited

VRI BioMedical has entered into an underwriting agreement with DJ Carmichael Pty Limited dated 1 November 2000 pursuant to which the Underwriter has agreed to underwrite the Offer. The underwritten amount is $7,500,000 (**Underwritten Amount**).

The Underwriting Agreement can be terminated by the Underwriter if the Offer is not fully sub-underwritten by the date upon which the Offer opens or if a termination event occurs.

The termination events are:

- a breach by the Company of a term of the Underwriting Agreement;
- a representation or warranty given by the Company is not true in a material respect;
- a misstatement or statement in this Prospectus becomes misleading in a material respect;
- a material adverse change in the financial position or prospects of the Company;
- the Company withdrawing this Prospectus;
- the occurrence of an event as defined in section 652C of the Corporations Law in relation to the Company, as though the Company were a target company other than any allotment or issue of securities, and any grant of security contemplated in this Prospectus and other than as notified to the Underwriter prior to the date of this agreement;
- an application is made by ASIC for an order under section 1324B of the Corporations Law in relation to the Prospectus and that application has not been dismissed or withdrawn;
- the Prospectus does not comply with sections 710, 711 or any other relevant provision of the Corporations Law;

- there is a refusal or omission to lodge a supplementary or replacement prospectus in relation to this Prospectus which, in the reasonable opinion of the Underwriter, is required to be lodged in accordance with Part 6D.2 of the Corporations Law;
- any supplementary prospectus is lodged with ASIC in relation to this Prospectus which:
  - in the reasonable opinion of the Underwriter may have a material adverse effect on the Offer; or
  - is lodged without the prior written approval of the Underwriter;
- any party withdraws its written consent to the inclusion of statements made by it in this Prospectus pursuant to section 716 of the Corporations Law;
- a stop order or interim stop order or notice of intention to hold a hearing being issued by the ASIC in relation to this Prospectus or any supplementary prospectus relating thereto, in accordance with section 739 of the Corporations Law;
- a resolution is passed or an order made by a court of competent jurisdiction for the winding up of the Company;
- a receiver or receiver and manager or administrator or other controller is appointed to all or any part of the assets or undertaking of the Company;
- the Company enters into any scheme of arrangement with its creditors or any class of them or indicates its intention or endeavouring to do so;
- the Company suspends payment of its debts or is unable to pay its debts within the meaning of section 95A of the Corporations Law;
- ASIC commences or the Company or the Underwriter becomes aware of, the intention to commence an investigation under the Australian Securities and Investments Commission Act 1989 into all or any part of the Company;
- a provisional liquidator is appointed to the Company;
- an inspector is appointed pursuant to the Corporations Law to investigate all or any part of the affairs of the Company;
- the Company or an officer of the Company is charged with or convicted of an offence in relation to the Company's constituent documents or any law relating to companies or securities, or the Listing Rules;
- if without the prior consent of the Underwriter, which consent will not be unreasonably withheld, a material contract is terminated (whether by breach or otherwise), rescinded, altered or amended (other than as contemplated by this Prospectus) or any such contract is found to be void, voidable or unenforceable;
- the Company alters or announces an intention to alter its capital structure or its Constitution without the prior consent of the Underwriter, which shall not be unreasonably withheld;

Section 8: Additional Information

- ASX refuses, does not grant on terms acceptable to the Underwriter, or withdraws approval for the granting of official quotation on ASX for the Shares comprising the Offer or ASX makes a statement to that effect to the Company, the Underwriter or any other person;
- ASX refuses, does not grant on terms acceptable to the Underwriter, or otherwise withdraws approval for the Company to be admitted to the Official List, or ASX makes a statement to that effect to the Company, the Underwriter or any other person;
- the All Ordinaries 500 Index of ASX falls below 2950;
- the All Industrials Index of ASX falls below 5100;
- the adoption of, or announcement by the United States of America or Australian Governments of, the following:
  - any change in fiscal or monetary or taxation policy which would materially and adversely affect companies generally or the Company in particular or investment in stocks and shares generally including but not limited to any change which is likely to materially affect interest rates; or
  - any law or prospective law or other measure having the effect or restraining capital issues, corporate profits or foreign investment; or
- there is an outbreak of hostility (whether war has been declared or not) involving any one of Australia, the United Kingdom, the United States of America, the Commonwealth of Independent States (excluding hostilities within the Commonwealth of Independent States), the Peoples Republic of China, Indonesia (excluding hostilities in East Timor during the presence of the United Nations peace keeping in East Timor), Malaysia or Japan.

For certain of the termination events, the Underwriter must be satisfied that the termination event's occurrence has a material adverse effect on the Offer prior to being able to terminate the Underwriting Agreement.

Fees and indemnities

The Company will pay the Underwriter an underwriting fee of $300,000 and a management fee of $75,000. In addition, the Company has agreed to pay a handling fee of 3% of Applications received and accepted over the Underwritten Amount. The Company is also responsible for all reasonable costs and expenses in relation to this Prospectus and the Offer.

The Company has indemnified the Underwriter against any loss or damage arising from its participation in the Offer and has provided the usual warranties as to its capacity, this Prospectus and disclosure of information to the Underwriter. The Company has also provided warranties as to it not being in breach of, and there being no event which would cause the termination of, any material agreement, there being no litigation or dispute involving the Company, and the Company having provided all relevant information and no misleading information to the Underwriter in respect of the Offer and this Prospectus.

Memorandum of Understanding with Dr Borody

Dr Thomas Borody is the owner of certain intellectual property relating to Probiotic recolonisation therapy (**Borody IP**) for which he has filed a patent application. VRI BioMedical has developed from the Borody IP, the Auticoll project, a Probiotic preparation taken orally to reverse defects of communication and function within the body such as autism.

VRI BioMedical is the ultimate holding company of Auticoll Pty Ltd (**Auticoll**). VRI BioMedical, Auticoll and Dr Borody have signed a memorandum of understanding to regulate the basis on which Dr Borody will grant to Auticoll an exclusive worldwide licence to commercially exploit the Borody IP. The memorandum of understanding is not intended to bind the parties contractually and does not create legally binding obligations. However, it is proposed that the parties proceed to the preparation of a licence agreement reflecting the matters set out in the memorandum.

The licence will commence on the date the parties enter into the licence agreement and expires on the later of when the relevant patent for the relevant country expires, lapses, becomes invalid or 20 years after the date of the licence agreement.

Auticoll is to pay Dr Borody a royalty of 9% of all income received by Auticoll through assignment, sub-contracting, licensing or sub-licensing of the Borody IP after deducting certain costs.

Auticoll is to fund the reasonable cost of further research and development in the Borody IP to allow it be commercially exploited. However, this expenditure is to be at Auticoll's discretion and Auticoll may discontinue with further funding if it considers further research and development is not worthwhile. Dr Borody will provide various services to Auticoll to further research and develop the Borody IP.

All of the Borody IP is owned and will continue to be owned by Dr Borody. All new intellectual property arising from research and development work necessary to commercially exploit the licence and funded by Auticoll or its related entities is to be owned by Auticoll and the related entity. Where the research and development work is funded jointly by Auticoll (or a related entity) and Dr Borody, the intellectual property will be owned jointly.

8.6 Litigation

The Company is not, or has not been involved in any legal or arbitration proceedings which may have, or have had, during the 12 months preceding the date of this Prospectus, a significant effect on the Company's financial position nor are any such proceedings pending or threatened against the Company or any of its subsidiaries.

Section 8: Additional Information

8.7 Interests of People Involved with the Offer

Other than as set out below or elsewhere in this Prospectus:

- No professional or promoter of the Company or stockbroker or underwriter to the Issue holds at the date of this Prospectus, or held at any time during the last two years, any interest in:
  - the formulation or promotion of the Company; or
  - property acquired or proposed to be acquired by the Company in connection with its formation or promotion, or the Offer; or
  - the Offer.
- No amounts have been paid or agreed to be paid by any person and no benefits have been given or agreed to be given by any person for services provided by a professional or promoter of the Company or stockbroker or underwriter to the Issue in connection with the formation or promotion of the Company or the Offer.

Ernst & Young has acted as Independent Accountant and has provided the Independent Accountant's Report for this Prospectus. VRI BioMedical has paid or agreed to pay $30,000 for these services to the date of this Prospectus.

Ernst & Young has acted as Auditor to the Company and has audited the financial statements of VRI BioMedical for the year ended 30 June 2000. VRI BioMedical has paid or agreed to pay $8,500 for these services to the date of this Prospectus.

Charters & Co has acted as Accountant and Tax Adviser to the Company. VRI BioMedical has paid or agreed to pay $53,000 for these services to the date of this Prospectus. Charters & Co has also received other fees for company secretarial services and advising the Company on other matters.

Freehills has acted as Solicitors to VRI BioMedical in relation to this Offer and has been involved in the due diligence enquiries associated with this Prospectus. To the date of this Prospectus, VRI BioMedical has paid or agreed to pay $120,000 and has issued $232,000 Shares to Freehills for these services. Freehills will enter into a restriction agreement in respect of these Shares. Freehills has also received other fees for advising the Company on other matters.

DJ Carmichael Pty Limited has acted as the underwriter to the Offer. VRI BioMedical has paid or agreed to pay an underwriting fee to DJ Carmichael Pty Limited of $300,000 plus a management fee of $75,000. The Underwriter is also to be reimbursed for its costs and expenses and will also receive a handling fee for Applications received and accepted in excess of the Underwritten Amount.

Apart from the fees it receives from the Company for acting as the underwriter to the Offer, DJ Carmichael Pty Limited will also receive benefit from the Offer through its shareholding in its wholly owned subsidiary, Overnight Nominees Pty Ltd which holds 600,000 Shares.

A wholly owned subsidiary of the Underwriter, Carmichael First Capital Pty Limited will receive a fee of $25,000 for corporate advisory services in relation to the Offer.

Baldwin Shelston Waters has acted as Patent Attorney to the Company. VRI BioMedical has paid or agreed to pay $6,000 for the Patent Attorney's Report in this Prospectus. Baldwin Shelston Waters acts as Patent Attorney for the Company and has received other fees for services in filing patents for the Company.

Acuity Technology Management Pty Ltd has acted as an expert in preparing the Technology Report for the Company and has been paid or agreed to be paid $21,979 for these services to the Company to the date of this Prospectus.

8.8 Expenses of the Offer

The expenses connected with the Offer, including commission and management fees payable to the Underwriter, fees of the Independent Accountant, Solicitor, Patent Attorney and Acuity Technology Management Pty Ltd, printing and advertising and other miscellaneous expenses, will be approximately $800,000 and are payable by VRI BioMedical.

8.9 Responsibility Statements/Consents

The following firms and companies have given and have not at the date of this Prospectus withdrawn their written consent to being named in this Prospectus and any electronic version of this Prospectus and to the inclusion of the following information in the form and context in which it is included. None of the following firms and companies have caused or authorised the issue of this Prospectus or have in any way been involved in the making of the Offer.

Copies of these consents are available for inspection, without charge, at the registered office of VRI BioMedical.

Ernst & Young has consented to being named in this Prospectus and any electronic version of this Prospectus as Independent Accountant, to the inclusion of the Independent Accountant's Report in section 6 of this Prospectus in the form and context in which it is included and to any references to that report in this Prospectus in the form and context in which those references are included. Ernst & Young does not make any other statement in this Prospectus nor is any other statement based upon a statement by Ernst & Young.

Section 8: Additional Information

Ernst & Young has consented to being named in this Prospectus and any electronic version of this Prospectus as Auditor to the Company, and to references made within this Prospectus, including references made in the Independent Accountant's Report, to audited and reviewed financial information in the form and context in which those references are included. Ernst & Young does not make any other statement in this Prospectus nor is any other statement based upon a statement by Ernst & Young.

Charters & Co has consented to being named in this Prospectus and any electronic version of this Prospectus as Accountant and Tax Adviser for the Company. Charters & Co does not make any other statement in this Prospectus nor is any other statement based upon a statement by Charters & Co.

Freehills has consented to being named in this Prospectus and any electronic version of this Prospectus as Solicitor to the Company, but it does not make any statement in this Prospectus, nor is any statement, based upon a statement by Freehills, other than the information in sections 2, 8.1, 8.2, 8.4, 8.5, 8.7 and 8.9 of this Prospectus which contain statements based on statements by Freehills.

Baldwin Shelston & Waters has consented to being named in this Prospectus and any electronic version of this Prospectus as Patent Attorney to the Company and to the inclusion of the Patent Attorney's Report in section 5 of this Prospectus in the form and context in which it is included and to any references to the Patent Attorney's Report in this Prospectus in the form and context in which those references are included. Baldwin Shelston & Waters does not make any other statement in this Prospectus nor is any other statement based upon a statement by Baldwin Shelston & Waters.

Acuity Technology Management Pty Ltd has consented to the inclusion of the Technology Report in section 4 of this Prospectus and any electronic version of this Prospectus in the form and context in which it is included and to any references to the Technology Report in this Prospectus in the form and context in which those references are included. Acuity Technology Management Pty Ltd does not make any other statement in this Prospectus nor is any other statement based upon a statement by Acuity Technology Management Pty Ltd.

Computershare Registry Services Pty Ltd has consented to being named in this Prospectus and any electronic version of this Prospectus as the share registry for the Company. Computershare Registry Services Pty Ltd does not make any statement in this Prospectus nor is any statement based upon a statement by Computershare Registry Services Pty Ltd .

DJ Carmichael Pty Limited has consented to being named in this Prospectus and any electronic version of this Prospectus as underwriter to the Offer. DJ Carmichael Pty Limited does not make any statement in this Prospectus nor is any statement based upon a statement by DJ Carmichael Pty Limited.

ABN AMRO Morgans Limited has consented to being named in this Prospectus and any electronic version of this Prospectus as the Broker to the Issue. ABN AMRO Morgans Limited does not make any statement in this Prospectus nor is any statement based upon a statement by ABN AMRO Morgans Limited.

8.10 Directors' Statement

Each Director of VRI BioMedical has given and has not, at the date of this Prospectus, withdrawn his written consent to the lodgement with the ASIC of this Prospectus pursuant to which VRI BioMedical is offering its securities for issue.

This Prospectus is issued by VRI BioMedical. Its issue was authorised by a resolution of the Directors and is signed by a Director on behalf of all Directors.

Dated 3 November 2000

Leon Ivory
Executive Chairman

Section 9: Glossary of Terms

A$ or $; Australian dollars, unless otherwise stated

ALTE; acute life threatening event

Applicant; a person who submits an Application

Application; a valid application to subscribe for Shares

Application Form; the application form contained in this Prospectus

Application Monies; the price per Share multiplied by the number of Shares applied for

ASIC; Australian Securities and Investments Commission

ASTC; ASX Settlement and Transfer Corporation Pty Ltd

ASX; Australian Stock Exchange Limited

Board; the board of directors of the Company unless the context indicates otherwise

Chairman; the chairman of the board of directors of VRI BioMedical Ltd from time to time unless the context indicates otherwise

CHESS; Clearing House Electronic Sub-register System

CRO; clinical research organisation

Company or VRI BioMedical; VRI BioMedical Ltd ACN 084 464 193, Level 23, 44 St George's Terrace, Perth, Western Australia 6000

Constitution; the constitution of VRI BioMedical Limited

Corporations Law; the Corporations Law of Australia

Directors or Director; directors or director of the Company unless the context indicates otherwise

ELISA; enzyme linked immunosorbent assay

ESOP; the Employee Share Option Plan adopted by the Board, a summary of which is contained in section 8.2

Exposure Period; a period of 7 days (or such longer period as the ASIC may direct) from the date of lodgement of this Prospectus with the ASIC

H. pylori; Helicobacter pylori

IgA; immunoglobulin antibody A and subclasses

IgE; immunoglobulin antibody E and subclasses

IgG; immunoglobulin antibody G and subclasses

IP; intellectual property

Immunoglobulin; proteins endowed with known antibody activity

Issue; the issue of Shares pursuant to this Prospectus

Section 9: Glossary of Terms

Lactobacillus; a type of bacterium

Listing Rules; the official listing rules of the ASX

NCE; new chemical entity

Newcastle Mucosal Group; the mucosal research group at the University of Newcastle

Offer; the invitation to apply for Shares pursuant to this Prospectus

Official List; the official list of the Australian Stock Exchange

Opening Date; the date on which the Offer opens

OTC; over the counter

Newcastle Mucosal Group; a department of the medical faculty of the University of Newcastle

Probiotic; harmless bacteria, naturally occurring in fermented dairy foods such as yoghurt

Prospectus; this prospectus relating to the Offer by the Company for Shares

R&D; research and development

Rhinitis; inflammation of the nasal membrane

SCH Business Rules; The SCH business rules and any other rules of ASX Settlement and Transfer Corporation Pty Ltd which apply while the Company is an issuer of CHESS approved securities, each as amended and replaced from time to time.

Share Registry; Computershare Registry Services Pty Ltd, Level 2, Reserve Bank Building, 45 St George's Terrace, Perth WA 6000

Shareholder; a holder of Shares

Shares; fully paid ordinary shares in the capital of the Company

SIDS; sudden infant death syndrome

SIDSAlert; a diagnostic test for a rapid quantitative assessment to detect those at risk of sudden infant death syndrome (SIDS)

Technology Report: the report from Acuity Technology Management Pty Ltd on the Company's technology set out in section 4

TUNRA; the University of Newcastle Research Associates Limited, being the University of Newcastle's commercial arm

Underwriter; DJ Carmichael Pty Limited, Level 11, Allendale Square, 77 St George's Terrace, Perth WA 6000

Underwriting Agreement; the agreement dated on or about 1 November 2000 between the Underwriter and the Company for the underwriting of the Offer

Underwritten Amount; $7,500,000

Application Form

VRI BioMedical Ltd - ACN 084 464 193

INSTRUCTIONS FOR A TO J ARE SET OUT ON THE REVERSE SIDE OF THIS FORM. USE BLOCK LETTERS

A Write your name - refer to the guide (reverse side) for correct forms of registrable title(s)

Title	Given Names/Company Name	Surname/ACN

C Tax File Number(s) or exemption category

B JOINT APPLICATION

Title	Joint Applicant/Account Designation
Title	Joint Applicant/Account Designation

D POSTAL ADDRESS

Address

Suburb/Town	State	Postcode

E CONTACT DETAILS

Contact Name	Telephone Work	Telephone Home

F CHESS DETAILS

SBN/IPN	HIN	TERR.

G NUMBER OF SHARES

I/We apply for ________ Shares and lodge application moneys in full $0.75 per Share

H TOTAL AMOUNT

Application Money	Date
$A .00	/ /2000

I CHEQUE DETAILS

Drawer	Bank	Branch	Amount of Cheque
			$
Drawer	Bank	Branch	Amount of Cheque
			$
			TOTAL **$**

Cheques should be made payable to **"VRI BioMedical Ltd Float Account"**

J This Application Form does not need to be signed. By lodging this Application Form and a cheque for the application monies this Applicant hereby:

(1) applies for the number of Shares in the Application Form or such lesser number as may be allocated by the Directors as determined by the Directors;

(2) agrees to be bound by the terms and conditions set out in the Prospectus and the constitution of VRI BioMedical Ltd; and

(3) authorises the Directors to complete or amend this Application Form where necessary to correct any errors or omissions.

Guide to the Application Form

Please complete all relevant sections of the Application Form using BLOCK LETTERS. Please post or deliver the completed Application Form together with your cheque to the Underwriter, the Broker or the Share Registry at the address listed below. If you have any questions on how to complete this Application Form please telephone Denise Young on (08) 9325 2411

- DJ Carmichael Pty Limited, Level 11, Allendale Square, 77 St Georges Terrace, Perth WA 6000;
- ABN AMRO Morgans Limited, Level 29 Riverside Centre, 123 Eagle Street Brisbane Qld 4000;
- Computershare Registry Services, Level 2, Reserve Bank Building, 45 St George's Terrace, Perth, WA 6000.

or any office of any participating organisation of the ASX.

Application Forms must be received by no later than 5.00pm (WST) on 6 December 2000 or as otherwise advised by VRI BioMedical.

A Write your FULL NAME in Box A. This must be either your own name or the name of a company. You should refer to the bottom of this page for the correct forms, which can be registered. Applications using the incorrect forms may be rejected. If your Application Form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be accepted by VRI BioMedical. Any decision as to whether to accept your form as valid, and how to construe, amend or complete it, shall be final. You will not however, be treated as having offered to subscribe for more Shares than is indicated by the amount of the accompanying cheque for the Application Monies referred to in Box H.

B. If you are applying as JOINT APPLICANTS, complete Boxes A and B. You should refer to the bottom of this page for instructions on the correct form of name. [Up to three Joint Applicants may register.]

C. Enter your TAX FILE NUMBER (TFN) or exemption category beside your name. Where applicable, please enter the TFN for each Joint Applicant. Collection of TFN's is authorised by taxation laws. Quotation of your TFN is not compulsory and will not affect your Application Form.

D. Enter your POSTAL ADDRESS for all correspondence. All communications to you from VRI BioMedical's share registry, (shareholding statements, annual/interim reports, correspondence etc) will be mailed to the person(s) and address as shown. For Joint Applications only one address can be entered.

E. Please let us know your TELEPHONE NUMBER(S) and contact name in case we need to contact you in relation to your Application Form.

F. VRI BioMedical will participate in the ASX CHESS System. If you are participating in this system, you may complete this section. If you are not a participant in the CHESS System do not complete this box. It will not affect your application.

G. Insert the NUMBER OF SHARES you wish to apply for in Box G (the minimum application is 3,000 Shares).

H. Enter the amount of your Application Monies here. The amount must be equal to the number of Shares applied for (see Box G) multiplied by $0.75 per Share.

I. Complete cheque details as required. Cheques must be drawn on an Australian bank in Australian currency and made payable to **"VRI BioMedical Ltd Float Account'"** and crossed **"Not Negotiable"**. Do not send cash. A separate cheque should accompany each Application Form lodged.

J. The Application Form does not need to be signed.

CORRECT FORMS OF REGISTRABLE TITLE

Note that only legal entities are allowed to hold securities. Applications must be in the name(s) of a natural person(s), companies or other legal entities acceptable to VRI BioMedical. At least one full given name and the surname is required for each natural person. Applications cannot be made by persons under 18 years of age. Examples of the correct form of registrable title are set out below.

Type of Applicant	Correct Form of Registrable Title	Incorrect Form of registrable Title
Trusts	Mr John David Smith (John David Smith A/c)	John Smith Family Trust
Deceased Estates	Mr Michael Peter Smith (Est John David Smith A/c)	John Smith (deceased)
Partnerships	Mr John David Smith and Mr Michael Peter Smith	John Smith & Son
Club/Unincorporated Bodies	Mr John David Smith (ABC Tennis Association A/c)	Smith Investment Club or ABC Tennis Association
Superannuation Funds	John Smith Pty Ltd (Super Fund A/c)	John Smith Superannuation FundJohn Smith Superannuation Fund

Application Form

VRI BioMedical Ltd - ACN 084 464 193

INSTRUCTIONS FOR A TO J ARE SET OUT ON THE REVERSE SIDE OF THIS FORM. USE BLOCK LETTERS

A *Write your name - refer to the guide (reverse side)* for correct forms of registrable title(s)

Title	Given Names/Company Name	Surname/ACN

C *Tax File Number(s) or* exemption category

B **JOINT APPLICATION**

Title	Joint Applicant/Account Designation

Title	Joint Applicant/Account Designation

D **POSTAL ADDRESS**

Address		
Suburb/Town	State	Postcode

E **CONTACT DETAILS**

Contact Name	Telephone Work	Telephone Home

F **CHESS DETAILS**

SBN/IPN	HIN	TERR.

G **NUMBER OF SHARES**

I/We apply for [ ] Shares and lodge application moneys in full $0.75 per Share

H **TOTAL AMOUNT**

Application Money	Date
$A **.00**	/ /2000

I **CHEQUE DETAILS**

Drawer	Bank	Branch	Amount of Cheque
			$
Drawer	Bank	Branch	Amount of Cheque
			$

TOTAL
$

Cheques should be made payable to **"VRI BioMedical Ltd Float Account"**

J This Application Form does not need to be signed. By lodging this Application Form and a cheque for the application monies this Applicant hereby:

(1) applies for the number of Shares in the Application Form or such lesser number as may be allocated by the Directors as determined by the Directors;

(2) agrees to be bound by the terms and conditions set out in the Prospectus and the constitution of VRI BioMedical Ltd; and

(3) authorises the Directors to complete or amend this Application Form where necessary to correct any errors or omissions.

Guide to the Application Form

Please complete all relevant sections of the Application Form using BLOCK LETTERS. Please post or deliver the completed Application Form together with your cheque to the Underwriter, the Broker or the Share Registry at the address listed below. If you have any questions on how to complete this Application Form please telephone Denise Young on (08) 9325 2411

- DJ Carmichael Pty Limited, Level 11, Allendale Square, 77 St Georges Terrace, Perth WA 6000;
- ABN AMRO Morgans Limited, Level 29 Riverside Centre, 123 Eagle Street Brisbane Qld 4000;
- Computershare Registry Services, Level 2, Reserve Bank Building, 45 St George's Terrace, Perth, WA 6000.

or any office of any participating organisation of the ASX.

Application Forms must be received by no later than 5.00pm (WST) on 6 December 2000 or as otherwise advised by VRI BioMedical.

A Write your FULL NAME in Box A. This must be either your own name or the name of a company. You should refer to the bottom of this page for the correct forms, which can be registered. Applications using the incorrect forms may be rejected. If your Application Form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be accepted by VRI BioMedical. Any decision as to whether to accept your form as valid, and how to construe, amend or complete it, shall be final. You will not however, be treated as having offered to subscribe for more Shares than is indicated by the amount of the accompanying cheque for the Application Monies referred to in Box H.

B. If you are applying as JOINT APPLICANTS, complete Boxes A and B. You should refer to the bottom of this page for instructions on the correct form of name. [Up to three Joint Applicants may register.]

C. Enter your TAX FILE NUMBER (TFN) or exemption category beside your name. Where applicable, please enter the TFN for each Joint Applicant. Collection of TFN's is authorised by taxation laws. Quotation of your TFN is not compulsory and will not affect your Application Form.

D. Enter your POSTAL ADDRESS for all correspondence. All communications to you from VRI BioMedical's share registry, (shareholding statements, annual/interim reports, correspondence etc) will be mailed to the person(s) and address as shown. For Joint Applications only one address can be entered.

E. Please let us know your TELEPHONE NUMBER(S) and contact name in case we need to contact you in relation to your Application Form.

F. VRI BioMedical will participate in the ASX CHESS System. If you are participating in this system, you may complete this section. If you are not a participant in the CHESS System do not complete this box. It will not affect your application.

G. Insert the NUMBER OF SHARES you wish to apply for in Box G (the minimum application is 3,000 Shares).

H. Enter the amount of your Application Monies here. The amount must be equal to the number of Shares applied for (see Box G) multiplied by $0.75 per Share.

I. Complete cheque details as required. Cheques must be drawn on an Australian bank in Australian currency and made payable to **"VRI BioMedical Ltd Float Account"** and crossed **"Not Negotiable"**. Do not send cash. A separate cheque should accompany each Application Form lodged.

J. The Application Form does not need to be signed.

CORRECT FORMS OF REGISTRABLE TITLE

Note that only legal entities are allowed to hold securities. Applications must be in the name(s) of a natural person(s), companies or other legal entities acceptable to VRI BioMedical. At least one full given name and the surname is required for each natural person. Applications cannot be made by persons under 18 years of age. Examples of the correct form of registrable title are set out below.

Type of Applicant	Correct Form of Registrable Title	Incorrect Form of registrable Title
Trusts	Mr John David Smith (John David Smith A/c)	John Smith Family Trust
Deceased Estates	Mr Michael Peter Smith (Est John David Smith A/c)	John Smith (deceased)
Partnerships	Mr John David Smith and Mr Michael Peter Smith	John Smith & Son
Club/Unincorporated Bodies	Mr John David Smith (ABC Tennis Association A/c)	Smith Investment Club or ABC Tennis Association
Superannuation Funds	John Smith Pty Ltd (Super Fund A/c)	John Smith Superannuation FundJohn Smith Superannuation Fund



VRI BioMedical

Corporate Head Office
Level 23, St Martin's Tower
44 St George's Terrace
Perth WA 6000
Telephone: (61 8) 9268 2443
Facsimile: (61 8) 9268 2470